The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated January 14, 2009	Filed Pursuant to Rule 424(b)(5) Registration Statement No. 333-147604

Preliminary Prospectus Supplement
(To prospectus dated November 23, 2007)

17,000,000 shares

Common stock

We are offering 17,000,000 shares of our common stock to be sold in this offering. We will receive all of the net proceeds from the sale of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “RWT”. The last reported sale price of our common stock on January 13, 2009, was $15.02 per share.

We have elected to qualify to be taxed as a real estate investment trust, or REIT, for tax purposes. In order to protect us against risk of losing our status as a REIT due to concentration of ownership among our stockholders, our charter generally prohibits any single stockholder, or any group of affiliated stockholders, from beneficially owning more than 9.8% of the outstanding shares of any class of our stock, unless our board of directors waives or modifies this ownership limit. In addition, our charter contains various other restrictions on the ownership and transfer of our common stock, see “Restrictions on ownership and transfer and repurchase of shares” beginning on page 17 of the accompanying prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option to purchase up to an additional 2,550,000 shares from us at the public offering price, less underwriting discounts and commissions, to cover overallotments, if any, within 30 days of the date of this prospectus supplement. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $       and the total proceeds, before expenses, to us will be $       .

Investing in our common stock involves risk. Before buying any shares, you should read this prospectus supplement, the accompanying prospectus and all information incorporated by reference herein, including the discussion of risks in “Risk factors” beginning on page S-10 of this prospectus supplement, on page 6 of our Annual Report on Form 10-K for the year ended December 31, 2007 and on page 87 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters are offering the shares of our common stock as set forth under “Underwriting”. Delivery of the shares of common stock will be made on or about January   , 2009.

J.P. Morgan

Keefe, Bruyette & Woods

Fox-Pitt Kelton Cochran Caronia Waller	Jefferies & Company	JMP Securities

January   , 2009

Prospectus supplement

Prospectus

S-i

About this prospectus supplement

You should read both this prospectus supplement and the accompanying prospectus, together with additional information described under the heading “Incorporation of certain information by reference” in this prospectus supplement and in the accompanying prospectus. This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 we have filed with the Securities and Exchange Commission, which we refer to as the SEC, under the Securities Act of 1933, as amended. This prospectus supplement and the accompanying prospectus do not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, on the SEC’s website at www.sec.gov or at the SEC’s public reference room. See “Where you can find more information” in the accompanying prospectus.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement to “Redwood,” “we,” “us,” “our” or similar references mean Redwood Trust, Inc. and its subsidiaries.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. This prospectus supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference herein and in the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus or any document incorporated by reference herein or therein is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations, and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase any of the securities, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

S-ii

Forward-looking statements

This prospectus supplement and the accompanying prospectus, including information incorporated into them by reference, contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve numerous risks and uncertainties. Our actual results may differ from our beliefs, expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements are not historical in nature and can be identified by words such as “anticipate,” “estimate,” “will,” “should,” “expect,” “believe,” “intend,” “seek,” “plan” and similar expressions or their negative forms, or by references to strategy, plans, or intentions. Statements regarding the following subjects, among others, are forward-looking by their nature:

•	Our statement in “Summary” on page S-1 that certain investment-grade securities that we invest in have the potential to provide attractive rates of return.
•	Our statements in “Summary” on pages S-1 and S-2 regarding the need for many market participants to liquidate holdings of residential mortgage-backed securities due to liquidity and capital needs, and what we believe will be a continuing trend of ratings downgrades with respect to these securities, as well as our current estimate that, based on published data regarding outstanding balances of residential mortgage-backed securities, up to $935 billion of these securities may be available for purchase.
•	Our statement in ”Summary“ on page S-2 that we believe that we will have opportunties to make acquisitions of mortgage-related securities from time to time at attractive rates of return.
•	Our estimate of book value and book value per share as of December 31, 2008, the components thereof, and the decline from September 30, 2008, which are described in “Summary—Recent developments” on page S-2.
•	Our statement in ”Summary—Recent developments“ on page S-2 that we currently expect to record an impairment charge on our income statement for the fourth quarter of 2008.
•	Our non-GAAP estimate of economic value and economic value per share as of December 31, 2008, the components thereof, and the decline from September 30, 2008, which are described in “Summary—Recent developments” on page S-2.
•	Our statement in ”Summary—Recent developments“ on page S-2 that the reductions in our estimated GAAP book value and estimated non-GAAP economic value reflect a decline in the fair value of our assets primarily as a result of what we believe to be the continuing reduction in liquidity in the market for mortgage-backed securities.
•	Our statement in “Summary—Recent developments” on page S-2 regarding market liquidity.
•	Our estimate of unrestricted cash at December 31, 2008 and the estimated impacts on our cash position and operating expenses during the fourth quarter of 2008, which are described in “Summary—Recent developments” on page S-2.
•	Our estimate of our sources and uses of cash during the fourth quarter of 2008, each of which is described in “Summary—Recent developments” on page S-2.
•	Our announcement of our intention to reduce Redwood's 2009 regular dividend to a rate of $0.25 per share per quarter, which is described in “Summary—Recent developments” on page S-3 and in “Distribution policy” on page S-18.
•	Our statements in “Summary—The offering” on page S-8 and “Use of proceeds” on page S-18 regarding our intended use of the proceeds of this offering.

S-iii

These forward-looking statements are subject to risks and uncertainties, including, among other things, those described in our Annual Report on Form 10-K for the year ended December 31, 2007 and in our subsequent filings under the Securities Exchange Act of 1934, as amended, including our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 as well as the additional risk factors contained in this prospectus supplement beginning on page S-10. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Important factors, among others, that may affect our actual results include: changes in interest rates; changes in mortgage prepayment rates; the timing of credit losses within our portfolio; our exposure to adjustable-rate and negative amortization mortgage loans; the state of the credit markets and other general economic conditions, particularly as they affect the price of earning assets and the credit status of borrowers; the concentration of the credit risks we are exposed to; the ability of counterparties to satisfy their obligations to us; legislative and regulatory actions affecting the mortgage industry or our business; the availability of high quality assets for purchase at attractive prices; declines in home prices and commercial real estate prices; increases in mortgage payment delinquencies; changes in the level of liquidity in the capital markets which may adversely affect our ability to finance our real estate asset portfolio; changes in liquidity in the market for real estate securities, the re-pricing of credit risk in the capital markets, inaccurate ratings of securities by rating agencies, rating agency downgrades of securities, and increases in the supply of real estate securities available-for-sale, each of which may adversely affect the values of securities we own; the extent of changes in the values of securities we own and the impact of adjustments reflecting those changes on our income statement and balance sheet, including our stockholders’ equity; our ability to maintain the positive stockholders’ equity necessary to enable us to pay the dividends required to maintain our status as a REIT for tax purposes; changes in our investment, financing, and hedging strategies and the new risks that those changes may expose us to; changes in the competitive landscape within our industry and changes in the competitive lansdcape that may affect our ability to retain or attract personnel; our failure to manage various operational risks associated with our business; our failure to maintain appropriate internal controls over financial reporting; our failure to properly administer and manage our securitization entities; risks we may be exposed to if we expand our business activities, such as risks relating to significantly increasing our direct holdings of loans; limitations imposed on our business due to our REIT status and our status as exempt from registration under the Investment Company Act of 1940; our ability to successfully deploy the proceeds from this offering and raise additional capital to fund our investing activity; and other factors not presently identified.

In addition, the estimate of our book value and book value per share, our non-GAAP estimate of economic value and economic value per share, our estimate of our cash sources and uses, and our estimate of unrestricted cash are subject to revision, which could be material, as we complete the preparation of our 2008 year-end financial statements (including all required disclosures) and as we complete our 2008 year-end audit. Fair values for our securities and ABS issued are dependent upon a number of market-based assumptions including future interest rates, prepayment rates, discount rates, credit loss rates, and the timing of credit losses. We use these assumptions to generate cash flow estimates and internal values for each individual security and our valuation process relies on our internal values to estimate the fair values of our securities.

This prospectus supplement and the accompanying prospectus, including information incorporated into them by reference, may contain statistics and other data that in some cases have been obtained from or compiled from information made available by servicers and other third-party service providers.

S-iv

Summary

The following information about this offering summarizes, and should be read in conjunction with, the information contained in this prospectus supplement and in the accompanying prospectus, and the documents incorporated herein and therein by reference. You should carefully consider the risks identified in the “Risk factors” section of this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2007 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, both of which are incorporated by reference into this prospectus supplement and the accompanying prospectus, before making an investment decision to purchase shares of our common stock. Unless otherwise specified, the information in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option described herein under “Underwriting.”

Redwood Trust, Inc., together with its subsidiaries, is a financial institution focused on investing in, financing, and managing residential and commercial real estate loans and securities. We seek to invest in assets that have the potential to provide cash flow returns over a long period of time and support our goal of distributing attractive levels of dividends to our stockholders. For tax purposes, we are structured as a real estate investment trust, or REIT. We are able to pass through substantially all of our earnings generated at our REIT to our stockholders without paying income tax at the corporate level. We pay income tax on the REIT taxable income we retain and on the income we earn at our taxable subsidiaries.

Our primary source of income is net interest income, which consists of the interest income we earn from our investments in loans and securities less the interest expenses we incur on our borrowed funds and other liabilities. We assume a range of risks in our investments and the level of assumed risk dictates the manner in which we finance our purchase of and derive income from our investments. Our primary real estate investments include investments in real estate loans and securities, investments in the securitization entities that we sponsor, and investments in a private fund that we sponsor. We leverage our investment platform through the asset management activities of our asset management subsidiary that generate fee income from the management of assets.

Our direct investments in residential, commercial, and collateralized debt obligations (CDO) securities are currently financed entirely with equity and long-term debt capital, although we may use short-term debt financing to acquire securities and loans from time to time in the future. Historically, our investment focus has been on credit enhancement securities (CES, or below investment-grade securities) backed by high-quality residential and commercial real estate loans. “High-quality” real estate loans are loans that typically have low loan-to-value ratios, borrowers with strong credit histories, and other indications of quality relative to the range of loans within U.S. real estate markets as a whole. These investments tend to have concentrated structural credit risk that is generally reflected in their credit ratings. Additionally, we acquire certain investment-grade securities (IGS) that generally have less concentrated credit risk than CES but which have the potential to provide attractive rates of return. Our recent investments have been more focused on IGS as the availability of attractive CES has been limited.

During the fourth quarter of 2008, prices for residential mortgage-backed securities (RMBS) remained under pressure due to a combination of the deleveraging of the financial system, a declining economy, continuing house price depreciation, lack of credit, a limited number of buyers, and the Treasury Department’s announcement in early November that it would not acquire non-agency mortgage-backed securities using funds from the government’s Troubled Asset Relief Program. In addition, we believe that many market participants may need to liquidate holdings of these securities due to liquidity and capital needs and what we believe will be a continuing trend of ratings downgrades with respect to these securities. Due to these and other factors, we currently estimate that, based on published data regarding outstanding balances of residential mortgage-backed securities (RMBS), up to $935 billion of these securities may be available for purchase. In this environment, we believe that we will have opportunities to make acquisitions of mortgage-related securities from time to time at prices that will provide us with attractive long-term returns.

Recent developments.  On January 14, 2009, we announced the following preliminary information regarding estimates of certain financial results and other developments in our business during the fourth quarter of 2008.

•	We currently estimate that our book value at December 31, 2008, computed in accordance with generally accepted accounting principles, or GAAP, will be $302 million, or $9.02 per share, a decline of $110 million, or $3.38 per share, from September 30, 2008. We currently expect to record an impairment charge on our income statement for the fourth quarter of 2008 in a comparable amount.
•	We currently estimate that our non-GAAP economic value at December 31, 2008 will be $371 million, or $11.10 per share, a decline of $67 million, or $2.08 per share, from our estimate of economic value at September 30, 2008. In contrast to our GAAP book value, which reflects certain of our investments and long-term liabilities at cost, our non-GAAP economic value reflects at fair value all of our investments using bid-side marks, and our long-term liabilities using offered-side marks. The valuation of our investments in this manner approximates the liquidation value of our assets and does not, in our opinion, reflect the price, or offered-side asset values, we would have to pay to replace our assets. Further information concerning the calculation of estimated non-GAAP economic value, as well as a reconciliation of our estimated non-GAAP economic value to our estimated GAAP book value, is set forth below.
The reductions in our estimated GAAP book value and estimated non-GAAP economic value reflect a decline in the fair value of our assets primarily as a result of an increase in the discount rate we used in valuing those assets, reflecting what we believe to be a continuing reduction in market liquidity for mortgage-related securities. We made no material changes in the underlying cash flow assumptions in computing the fair value of assets we held at December 31, 2008 and also held at September 30, 2008.
•	We currently estimate that we had unrestricted cash of $126 million at December 31, 2008, a reduction of $51 million from September 30, 2008. During the fourth quarter of 2008 our cash position was positively impacted by an estimated $27 million of cash from operations, including an estimated $40 million in principal and interest from investments and $1 million from management fees, offset by an estimated $12 million in operating expenses and $2 million in interest payments. During the fourth quarter of 2008, our estimated sources of cash also included $1 million from asset sales, $2 million from the sale of shares pursuant to our dividend reinvestment plan, and $2 million of other net changes in working capital (including a tax refund offset by other items). Our estimated uses of cash also included the payment of $26 million in dividends, the funding of $50 million of asset acquisitions, and the repayment of $7 million of short-term debt. We had no short-term debt outstanding at December 31, 2008. A table of estimated sources and uses of cash is set forth below.
•	During the fourth quarter of 2008, we invested $46 million in triple-A rated RMBS at a weighted average price of 64% of the face amount of the securities and with average credit support of 12 percentage points. In addition, we invested $4 million in credit enhancement RMBS at a weighted average price of 2% of the face amount of the securities. During the first quarter of 2009, through January 9, 2009, we invested $17 million primarily in prime triple-A rated RMBS at a weighted average price of 65% of face amount of the securities and with average credit support of 12 percentage points.
•	As previously announced on November 10, 2008, Redwood declared a fourth quarter 2008 regular dividend for common stockholders of $0.75 per share, which is payable on January 21, 2009 to stockholders of record on December 31, 2008. We also announced at that time that we would not pay a special dividend for 2008, and that it was our intention to reduce our 2009 regular dividend to a rate of $0.25 per share per quarter.

The estimates and amounts described above have not been audited. In particular, the estimates of our book value and book value per share, our non-GAAP estimates of economic value and economic value per share, our estimate of our cash sources and uses, and our estimate of unrestricted cash are subject to revision as we complete the preparation of our 2008 year-end financial statements (including all required disclosures) and as we complete our 2008 year-end audit, which revisions could be material. Please see “Forward-looking statements” above in this prospectus supplement for important information regarding estimates and other forward-looking statements.

Set forth below is an unaudited reconciliation of (i) our unaudited GAAP book value per share at September 30, 2008 to our estimate of non-GAAP economic value per share at September 30, 2008 and (ii) our estimate of unaudited GAAP book value per share at December 31, 2008 to our estimate of non-GAAP economic value per share at December 31, 2008.

Components of book value(a)

	September 30, 2008				December 31, 2008
(unaudited, $ in millions, except per share data)	GAAP book value	Adj.		Management’s estimate of economic value	Management’s estimate of GAAP book value	Adj.		Management’s estimate of economic value
Real estate securities at Redwood
Residential	$160			$160	$145			$145
Commercial	64			64	42			42
CDO	4			4	4			4
Total real estate securities at Redwood	228			228	191			191
Cash and cash equivalents	177			177	126			126
Investments in the Opportunity Fund	35			35	28			28
Investments in Sequoia	111	(55)(b)		56	97	(32)(b)		65
Investments in Acacia	19	(6)(c)		13	16	(7)(c)		9
Short-term debt—Redwood	(7)			(7)	—			—
Long-term debt—Redwood	(150)	87	(d)	(63)	(150)	108	(d)	(42)
Other assets/liabilities, net(e)	(1)			(1)	(6)			(6)
Stockholders’ equity	$412			$438	$302			$371
Book value per share	$12.40			$13.18	$9.02			$11.10
(a)	In reviewing the components of book value and economic value, there are a number of important factors and limitations to consider. Book value and economic value are calculated as of particular points in time based on our existing assets and liabilities and do not incorporate other factors that may have a significant impact on that value, most notably the impact of future business activities. As a result, these values do not necessarily represent an estimate of our net realizable value, liquidation value, or our market value as a whole. Amounts we ultimately realize from the disposition of assets or settlement of liabilities may vary significantly from these values. Because temporary changes in market conditions can substantially affect value, we do not believe that short-term fluctuations in the value of our assets and liabilities are necessarily representative of the effectiveness of our investment strategy or the long-term underlying value of our business. When quoted market prices or observable market data are not available to estimate fair value, we rely on unobservable inputs, which are generally more subjective and involve a high degree of management judgment and assumptions. These assumptions may have a significant effect on our estimates of value, and the use of different assumptions as well as changes in market conditions could have a material effect on our results of operations or financial condition.
(b)	Our Sequoia investments consist of CES, IGS, and interest-only securities we acquired from the Sequoia entities. We calculated the $56 million (in the case of September 30, 2008) and the $65 million (in the case of December 31, 2008) estimates of economic value for these securities using the same valuation process that we followed to fair value our other real estate securities. In contrast, the $111 million (in the case of September 30, 2008) and the $97 million (in the case of December 31, 2008) of GAAP carrying values of these investments each represent the difference between residential real estate loans owned by the Sequoia entities and the asset-backed securities (ABS) issued by these entities to third-party investors. For GAAP purposes, we account for these loans and ABS issued at cost, not at fair value.
(c)	Our Acacia investments consist of ABS issued that we acquired from the Acacia entities and equity interests in those entities. The $13 million (in the case of September 30, 2008) and the $9 million (in the case of December 31, 2008) estimates of economic value of our investment interests in Acacia entities each represent the value of ABS acquired using bid-side marks from third parties, plus the net present value of projected cash flows from Acacia management fees discounted at 45%. We valued our equity interests at the amount of cash we received in October 2008 and expected to receive in November 2008 (in the case of September 30, 2008) and at zero (in the case of December 31, 2008). In contrast, the $19 million (in the case of September 30, 2008) and the $16 million (in the case of December 31, 2008) of GAAP value of these investments each represents the difference between securities owned by the Acacia entities and the ABS issued by these entities to third-party investors. For GAAP purposes, we account for these securities and ABS issued at fair value.
(d)	We issued $150 million of 30-year long-term debt at Redwood at an interest rate of LIBOR plus 225 basis points. Under GAAP, these notes are carried at cost. Economic value is difficult to estimate with precision as the market for the notes is currently inactive. We estimated the $63 million (in the case of September 30, 2008) and $42 million (in the case of December 31, 2008) economic values using the same valuation process used to fair value our other financial assets and liabilities. Estimated economic values are $87 million (in the case of September 30, 2008) and $108 million (in the case of December 31, 2008) lower than our respective estimated GAAP carrying values because of changes in projected interest rates and, given the significant overall contraction in credit availability and re-pricing of credit risk, if we issued this long-term debt at Redwood at September 30, 2008, or December 31, 2008, respectively, investors would have required a substantially higher interest rate.
(e)	Other assets/liabilities, net (in the case of September 30, 2008) are comprised of real estate loans of $3 million, $8 million of deferred taxes, $4 million of accrued interest, and other assets of $13 million, less accruals of $2 million, dividends payable of $25 million, and other liabilities of $2 million. Other assets/liabilities, net (in the case of December 31, 2008) are estimated to be comprised of real estate loans of $3 million, $4 million of deferred taxes, $6 million of accrued interest receivable, and other assets of $27 million, less dividends payable of $25 million, and accrued interest and other liabilities of $21 million.

Our estimates of the unaudited GAAP fair value of our real estate securities portfolio by type of security and vintage at December 31, 2008 are set forth below.

Real estate securities at Redwood—December 31, 2008
Estimated unaudited GAAP fair value as a % of principal

	<=2004		2005		2006 – 2008		Total
(unaudited, $ in millions)	Estimated Fair Value	%	Estimated Fair Value	%	Estimated Fair Value	%	Estimated Fair Value	%
Residential
Prime
IGS	$15	25%	$41	47%	$17	38%	$73	37%
CES	18	10%	2	3%	2	2%	22	6%
Non-prime
IGS	1	32%	25	41%	16	39%	42	40%
CES	1	2%	1	4%	6	2%	8	2%
Total Residential	35	13%	69	28%	41	7%	145	13%
Commercial
CES	10	21%	9	7%	23	7%	42	8%
CDO IGS	0	0%	4	9%	0	0%	4	9%
Total	$45	14%	$82	21%	$64	7%	$191	12%

The consolidating components of our estimate of our unaudited GAAP consolidated balance sheet at December 31, 2008 are set forth below.

Estimated consolidating balance sheet

December 31, 2008 (unaudited, $ in millions)	Redwood	Opportunity Fund	Sequoia	Acacia		Intercompany	Redwood consolidated
Real estate loans	$3	$—	$4,644	$12		$—	$4,659
Real estate securities	191	48	—	408		(74)	573
Other investments	—	—	—	78		—	78
Cash and cash equivalents	126	—	—	—		—	126
Total earning assets	320	48	4,644	498		(74)	5,436
Investment in the Opportunity Fund	28	—	—	—		(28)	—
Investment in Sequoia	97	—	—	—		(97)	—
Investment in Acacia	16	—	—	—		(16)	—
Other assets	37	5	44	60		—	146
Total assets	$498	$53	$4,688	$558		$(215)	$5,582
Short-term debt—Redwood	$—	$—	$—	$—		$—	$—
Other liabilities	46	2	9	195		—	252
Asset-backed securities issued—Sequoia	—	—	4,582	—		(74)	4,508
Asset-backed securities issued—Acacia	—	—	—	347	(1)	—	347
Long-term debt—Redwood	150	—	—	—		—	150
Total liabilities	196	2	4,591	542		(74)	5,257
Minority interest	—	23	—	—		—	23
Total stockholders’ equity	302	28	97	16		(141)	302
Total liabilities and stockholders’ equity	$498	$53	$4,688	$558		$(215)	$5,582
(1)	Principal value of asset-backed securities issued by our Acacia securitization entities was $3.1 billion as of December 31, 2008.

The table below shows management’s estimated unaudited sources and uses of our cash during the fourth quarter of 2008. This table exludes the gross cash flows generated by the Redwood Opportunity Fund and our Sequoia and Acacia securitization entities, but does include the cash flows paid to Redwood as a result of our investments in those entities.

Estimated sources and uses of cash

Three months ended December 31, 2008 (unaudited, $ in millions)
Sources:
Cash from investments	$40
Proceeds from asset sales	1
Sale of shares	2
Asset management fees	1
Changes in working capital	2
Total sources	46
Uses:
Asset acquisitions	(50)
Reduction in short term borrowings	(7)
Dividends	(26)
Operating expenses	(12)
Interest expense	(2)
Total uses	(97)
Net uses of cash	$(51)
Beginning cash balance at 09/30/08	$177
Ending cash balance at 12/31/08	$126

The offering

Summary details of the offering of our common stock pursuant to this prospectus supplement are set forth below:

Securities offered

17,000,000 shares of common stock, par value $0.01 per share

Over-allotment option

We have granted the underwriters an option to purchase up to an additional 2,550,000 shares of common stock within 30 days of the date of this prospectus supplement solely to cover over-allotments, if any.

Common stock to be outstanding after this offering

50,643,396 shares of common stock (53,193,396 shares of common stock if the underwriters exercise their over-allotment option in full), in each case based on 33,643,396 shares of common stock outstanding as of January 9, 2009. This figure does not include 641,373 shares of common stock issuable upon exercise of outstanding options and 1,480,764 shares of common stock issuable in respect of vested and unvested deferred stock units, in each case as of January 9, 2009.

Use of proceeds

We estimate that the net proceeds of this offering will be $    million (or $    million if the underwriters exercise their over-allotment option in full). We intend to use a significant portion of the net proceeds of this offering to finance the acquisition of investments such as non-agency prime and non-prime RMBS, prime and non-prime residential mortgage loans, commercial mortgage loans, commercial mortgage-backed securities (CMBS), other ABS, CDOs, derivatives that reference these securities or other similar investments, if and when those investments are available at attractive prices.

We may also use a portion of the net proceeds of this offering to co-invest with third party investors in investment funds which we may sponsor and which may be managed by our wholly-owned subsidiary, Redwood Asset Management, Inc. We expect that one or more of these investment funds will invest in the same types of investments in which we invest.

We may also use the net proceeds of this offering for other investments that are within our areas of expertise, subject to maintaining our qualification as a REIT and our exemption from regulation under the Investment Company Act of 1940, and for other general corporate purposes.

Until appropriate investments or other uses can be identified, we may invest these funds in interest-bearing short-term investments,including Treasury bills, FDIC-insured bank deposits, or other short-term investments, which we expect would provide for a low net return (or possibly no return) based on current interest rates.

Our distribution policy

As a REIT, we are required to distribute at least 90% of our taxable income as dividends, determined before applying the deduction for dividends paid and by excluding net capital gains. For more information, please see “Recent developments” on page S-2, “Distribution policy” on page S-18 and “Material U.S. federal income tax considerations—REIT qualification—Distribution requirements” on page S-25.

Risk factors

See “Risk factors” on page S-10 and the other risk factors and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

Ownership and transfer restrictions

To assist us in satisfying the requirements for qualification as a REIT, our charter prohibits any person from acquiring or holding beneficial ownership of shares of our common stock representing in excess of 9.8%, in number of shares or value, of the outstanding shares of common stock, unless our board of directors waives or modifies this ownership limit. We have previously granted limited waivers of this prohibition and, subject to the approval of our board of directors, we may grant additional waivers at any time, including in connection with this offering. In addition, our charter contains various other restrictions on the ownership and transfer of our common stock. See “Restrictions on ownership and transfer and repurchase of shares” on page 17 of the accompanying prospectus.

NYSE symbol

RWT

Risk factors

You should carefully consider the risks set forth below and the risks set forth under the caption “Risk factors” beginning on page 6 of our Annual Report on Form 10-K for the year ended December 31, 2007, and on page 87 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended, all of which are incorporated by reference into this prospectus supplement and the accompanying prospectus. The risks and uncertainties described in those risk factors and the risk factors below are not the only ones facing us. You should consider carefully those risk factors, together with all of the other information included and incorporated by reference in this prospectus supplement and the accompanying prospectus, before you decide to purchase shares of our common stock. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.

Additional risks relating to our industry

The current turbulence in the financial markets and economy may adversely affect our business and these conditions may not improve in the near future. There can be no assurance that the actions of the U.S. government (including through the Treasury Department, the Federal Reserve System, and other governmental bodies), which are intended to stabilize the financial markets, will achieve the intended effect or that the intended effect would be beneficial to our business.

Recent market and economic conditions have been unprecedented and challenging with tighter credit conditions and slower growth through the end of 2008. Continued concerns about the systemic impact of inflation or deflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market, and the declining real estate market in the U.S. have contributed to increased market volatility and diminished expectations for the U.S. economy. In the second half of 2008, added concerns fueled by the federal government conservatorship of the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association, the declared bankruptcy of Lehman Brothers Holdings Inc., the U.S. government-provided loans to American International Group Inc., the infusion of capital into financial institutions under the TARP, and other federal government interventions in the U.S. credit markets have led to increased market uncertainty and instability in both U.S. and international capital and credit markets. These conditions, combined with volatile oil prices, declining business and consumer confidence, and increased unemployment have contributed to volatility in domestic and international markets at unprecedented levels.

As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease providing funding to borrowers. Continued turbulence in the U.S. and international markets and economies may contribute to a continuing deterioration in the distressed housing market and in the credit performance and book value of our assets, limit our ability to access the capital markets, and adversely affect our financial condition and results of operations.

There can be no assurance that governmental actions will directly benefit our business or otherwise have a lasting and beneficial impact on the financial markets. For example, to the extent the TARP does not function as intended to address conditions in the credit markets, our business may not be positively impacted. Alternatively, to the extent the TARP is ultimately successful in stabilizing credit markets, it and other governmental actions may have the effect of influencing long-term interest rates in a manner that is not favorable to us. In addition, the federal government may, through its conservatorship of the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association, expand the breadth of its lending in the U.S. housing market, resulting in enhanced competition for our credit enhancement business and diminishing our business expansion opportunities. The U.S. government, the Treasury Department, the Federal Reserve System, and other governmental agencies may be considering taking other actions to address the financial crisis that will not benefit us and could, in fact, harm our business. We cannot predict whether or when such actions may occur or what impact, if any, such actions could have on our business, results of operations, and financial condition.

Mortgage loan modification programs and future legislative action may adversely affect the value of, and the returns on, mortgages and mortgage-related securities we own or may acquire in the future.

During the third quarter of 2008, the federal government, through the Federal Housing Administration and the Federal Deposit Insurance Corporation, commenced implementation of programs designed to provide homeowners with assistance in avoiding residential mortgage loan foreclosures. In addition, certain mortgage lenders and servicers have voluntarily, or as part of settlements with law enforcement authorities, established loan modification programs relating to the mortgages they hold or service. These programs may involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans or the rate of interest payable on the loans, or to extend the payment terms of the loans. In addition, members of the U.S. Congress have indicated support for additional legislative relief for homeowners, including a proposed amendment of the bankruptcy laws to permit the modification of mortgage loans in bankruptcy proceedings. On January 8, 2009, Citigroup, Inc. announced that it supported the proposed amendment to the bankruptcy laws based on discussions it recently held with the sponsors of this proposed legislation and modifications the sponsors indicated they would make to the proposed legislation. These loan modification programs, as well as future law enforcement and legislative or regulatory actions, including amendments to the bankruptcy laws that result in the modification of outstanding mortgage loans, may adversely affect the value of, and the returns on, the mortgage loans and the related mortgage securities we currently own or may acquire in the future.

Continued disruption in the mortgage securitization market may adversely affect our earnings and growth.

We have historically depended upon the issuance of mortgage-backed securities by the securitization entities we sponsor as a funding source for our business. However, due to current market conditions, we are not currently engaged in additional mortgage securitization transactions. We do not know when, or if, market conditions will allow us to restart our securitization business and the continued disruption of this market may adversely affect our earnings and growth. If mortgage securitization activity does resume among participants other than government sponsored entities, we do not know if it will be on terms and conditions that will permit us to participate or be favorable to us. Even if conditions are favorable to us, we may not be able to return to the volume of securitization activity we previously conducted. For example, the credit rating agencies have generally determined the amount of net investment we must make in a securitization entity to credit-enhance the securities issued by that entity. Increases in the amount of the net investment the credit agencies require us to make could adversely affect our ability to sponsor new securitization entities.

Political changes may alter the risks inherent in our business or result in changes in the industry in which we operate, in each case in ways that may be adverse to our business.

The current transition of control of the executive branch of the U.S. government and changes in the political make-up of the U.S. Senate and House of Representatives, particularly at a time of financial disruption and economic recession, could have effects on our business that are difficult to assess. Changes in laws, regulations, or policies could negatively impact the housing market or the financial markets or could more directly and adversely affect our operations, the value of our investments, or the value of our common stock. For example, the U.S. Congress and various state and local legislatures are considering legislation, which, among other things, would permit limited assignee liability for certain violations in the mortgage loan origination process. We cannot predict whether or in what form Congress or various state and local legislatures may enact legislation affecting our business and we are also unable to predict how changes in regulations promulgated by federal, state, or local authorities may affect us.

Additional risks relating to our business

Our calculations of the fair value of the securities we own are based upon assumptions that are inherently subjective and involve a high degree of management judgment. The use of different assumptions could materially affect our fair value calculations and our results of operations and financial condition. There were fewer third-party generated data points for us to consider in connection with our estimates of the fair value of our securities at December 31, 2008 than were available to us in the past.

We report our securities at fair value on our consolidated balance sheets. In computing the fair values for illiquid securities such as the securities we own and for which there are few, if any, observable third-party trades, we make a number of market-based assumptions, including assumptions regarding future interest rates, prepayment rates, discount rates, credit loss rates, and the timing of credit losses. These assumptions are inherently subjective and involve a high degree of management judgment. Use of different assumptions could materially affect our fair value calculations and our results of operations and financial condition.

Although we rely on our internal calculations to compute the fair value of securities we own, we also request and consider indications of value (marks) from third-party dealers to assist us in our valuation process. A significant portion of the dealers from whom we have requested marks in connection with this process at December 31, 2008 have not yet submitted those marks. Consequently, fewer third-party generated data points were available to us in connection with the computation of our estimates of fair value at December 31, 2008 than were available to us in the past.

We may change our investment strategy or financing plans, which may result in riskier investments and diminished returns.

We may change our investment strategy or financing plans at any time, which could result in our making investments that are different from, and possibly riskier than, the investments we have previously made or described in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference into them. A change in our investment strategy or financing plans may increase our exposure to interest rate and default risk and real estate market fluctuations. A decision to employ additional leverage could increase the risk inherent in our investment strategy. Furthermore, a change in our investment strategy could result in our making investments in new asset categories or in different proportions among asset categories than we previously have. For example, we could in the future determine to invest a greater proportion of our assets in securities backed by subprime residential mortgage loans. These changes could result in our making riskier investments, which could ultimately have an adverse effect on our financial returns. Alternatively, we could determine to change our investment strategy or financing plans to be more risk averse, resulting in potentially lower returns, which could also have an adverse effect on our financial returns.

Our growth may be limited if assets are not available or not available at attractive prices.

To reinvest proceeds from principal repayments and deploy the capital we raise in this offering and new capital that we may raise in the future, we must acquire new assets. If the availability of new assets is limited, we may not be able to acquire assets that will generate attractive returns. Generally, asset supply can be reduced if originations of a particular product are reduced or if there are few sales in the secondary market of seasoned product from existing portfolios. In particular, assets we believe have a favorable risk/reward ratio may not be available for purchase or there may be little or no demand for triple-A rated securities.

We do not originate loans and rely on the origination market to supply the types of loans we wish to credit-enhance. At times, due to heightened credit concerns, strengthened underwriting standards, or concerns about economic growth or housing values, the volume of originations may decrease significantly. In 2008, the volume of all types of loan originations was significantly lower than in recent years, and the volume may not return to previous levels in the foreseeable future. This reduced volume may make it difficult for us to compete and acquire loans.

The supply of new securitized assets available for purchase could continue to be reduced if the economics or form of the securitization continues to be unattractive. A key factor in the economics of securitization is a highly liquid market for triple-A rated securities. The events beginning in late 2007 and continuing through 2008 revealed that the liquidity of this market may be disrupted at times. Fears about credit quality and the changes in credit rating agencies’ analyses have dampened the demand for IGS backed by real estate loans and securities, and investor demand for these securities may not reach previous levels in the foreseeable future. Without a robust market for triple-A rated securities, the supply of real estate CES could be significantly diminished. In addition, the risks associated with the acquisition of loans for the purpose of securitization may increase significantly and we may choose not to acquire any loans during these periods.

Our due diligence of potential investments may not reveal all of the liabilities associated with such investments and may not reveal aspects of such investments which could lead to investment losses, and our ability to manage exposures to assets in which we have an indirect interest is limited.

Before making certain investments we may undertake due diligence efforts with respect to various aspects of the investment, including investigating the strengths and weaknesses of the originator or issuer of the asset and, in the case of investments in ABS, verifying certain aspects of the underlying assets themselves as well as other factors and characteristics that may be material to the performance of the investment. In making the assessment and otherwise conducting due diligence, we rely on resources available to us and, in some cases, an investigation by third parties. There can be no assurance that any due diligence process that we conduct will uncover relevant facts that could be determinative of whether or not an investment will be successful.

Moreover, our ability to manage our exposures on residential mortgage assets and other assets held indirectly by us through securitization programs (such as Sequoia and Acacia) is significantly limited by contractual and other constraints of the securitization vehicle structures in which such assets are held.

The expansion of our asset management business may expose us to new risks and will increase our cost of doing business.

We currently manage and receive a fee for managing the assets in our Acacia entities. We expanded our asset management business in 2008 by forming the Redwood Opportunity Fund, LP, and we plan to form additional limited partnerships and expand further into the asset management business in the future. New asset management activities may increase our exposure to litigation, fiduciary responsibilities, conflicts of interest arising from Redwood’s investment activities and the activities of the entities we manage, and other risks. We cannot assure you that we will be able to manage these risks effectively. In addition, as we expand our asset management business, our asset management subsidiary may register with the SEC as an investment advisor and, as a result, become subject to additional regulation and associated additional costs of compliance.

As we expand our asset management business, we will incur additional costs to establish new funds, limited partnerships, and other investment vehicles and to maintain appropriate controls and procedures. Our efforts to raise capital for these ventures may not succeed, or the capital we raise may not be sufficient to offset the initial and ongoing costs of these ventures.

Investment opportunities that we identify may need to be allocated between us and investment funds we manage.

Our wholly-owned subsidiary, Redwood Asset Management, is the investment advisor of a limited partnership that we sponsor and that made investments in subprime and Alt-A assets. In the future, we are planning to sponsor additional limited partnerships that Redwood Asset Management will become the advisor to and which we expect may make investments in the same types of assets in which we invest. In order to address the potential conflicts of interests that could arise, we will develop methodologies for allocating investment opportunities between Redwood and these limited partnerships, although these methodologies may be subject to change in the future. As a result, we may identify investment opportunities that we cannot fully exploit for Redwood and which must, instead, be allocated in whole or in part to limited partnerships that we have sponsored.

Proposed changes in tax rules could affect the way our asset management business is structured and the income we earn from that business.

A REIT is limited under applicable tax rules in its ability to earn income that is treated as compensation for services. Federal legislation has been proposed that would characterize taxable income earned in the form of a carried interest in an investment fund as compensation for services. If this legislation is enacted and does not contain a carve out for carried interests earned by REITs, we may need to restructure the way we invest in funds that we sponsor, including by having all or a portion of any carried interests held by our taxable affiliates and subject to taxation as compensation for services.

If we determine to purchase mortgage loans in the secondary market in the future, we may be required to obtain various state licenses and there is no assurance we would be able to obtain or maintain those licenses.

While we are not required to obtain licenses to purchase mortgage-backed securities, we are required to obtain various state licenses to purchase mortgage loans in the secondary market. If we were to determine to purchase mortgage loans in the secondary market, we would have to apply for and obtain these licenses before we could commence purchasing loans. We expect that the licensing process would take several months. There is no assurance that we will be able to obtain all of the licenses we need or that we would not experience significant delays in obtaining these licenses. Furthermore, once any licenses were issued we would be required to comply with various informational and other requirements to maintain those licenses, and there is no assurance that we would be able satisfy those requirements on an ongoing basis. If we determine to purchase mortgage loans in the secondary market in the future, our failure to obtain or maintain the required licenses would restrict our investment options and could harm our business.

To the extent we own mortgage loans, we may be subject to liability for potential violations of predatory lending laws or similar laws, which could adversely impact our results of operations, financial condition, and business.

Various federal, state and local laws have been enacted that are designed to discourage predatory lending practices. For example, the federal Home Ownership and Equity Protection Act of 1994 (HOEPA) prohibits inclusion of certain provisions in residential mortgage loans that have mortgage rates or origination costs in excess of prescribed levels and requires that borrowers be given certain disclosures prior to origination. Some states have enacted, or may enact, similar laws or regulations, which in some cases impose restrictions and requirements greater than those in HOEPA. In addition, under the anti-predatory lending laws of some states, the origination of certain residential mortgage loans, including loans that are not classified as “high cost” loans under applicable law, must satisfy a net tangible benefits test with respect to the borrower. This test may be highly subjective and open to interpretation. As a result, a court may determine that a residential mortgage loan did not meet the test even if the originator reasonably believed that the test had been satisfied. Failure of residential mortgage loan originators or servicers to comply with these laws, could subject us, as an assignee or purchaser of these loans, to monetary penalties and could result in rescission of the affected residential mortgage loans, which could adversely impact our results of operations, financial condition, and business.

We may be exposed to environmental liabilities with respect to properties to which we take title which could adversely affect our results of operations, financial condition, and business.

In the course of our business, we may take title to real estate. If we do take title, we could be subject to environmental liabilities with respect to the property, including liability to a governmental entity or third parties for property damage, personal injury, investigation, and clean-up costs. In addition, we may be required to investigate or clean up hazardous or toxic substances, or chemical releases, at a property. The costs associated with investigation or remediation activities could be substantial. If we ever become subject to significant environmental liabilities, our results of operations, financial condition, and business could be materially and adversely affected.

Risks related to ownership of our common stock

Investing in our common stock may involve a high degree of risk.

An investment in our common stock may involve a high degree of risk, particularly when compared to other types of investments. Risks related to our industry, our investing activity, our other business activities, and the manner in which we conduct our business, and the way we have structured our operations, including to comply with various laws and regulations, could result in the reduction or elimination of the value of our common stock. The level of risk associated with an investment in our common stock may not be suitable for the risk tolerance of many investors.

Investors in our common stock may experience losses, volatility, and poor liquidity, and we may reduce our dividends in a variety of circumstances.

Our earnings, cash flows, book value, and dividends can be volatile and difficult to predict. Investors should not rely on estimates, predictions, or management beliefs. The sustainability of our cash from operations will depend on a number of factors, including our level of investment activity, the amount and timing of credit losses, prepayments, and other factors. As a consequence, there can be no assurance about the sustainability of our cash flows. Although we seek to pay a regular common stock dividend rate that is sustainable, we may reduce our regular dividend rate in the future for a variety of reasons. We have paid special dividends in the past, but we did not pay a special dividend in 2008 and may not do so in the future. We may not provide public warnings of dividend reductions prior to their occurrence. Fluctuations in our current and prospective earnings, cash flows, and dividends, as well as many other factors such as perceptions, economic conditions, stock market conditions, and the like, can affect our stock price. Investors may experience volatile returns and material losses. In addition, liquidity in the trading of our stock may be insufficient to allow investors to sell their stock in a timely manner or at a reasonable price.

The market price of our common stock could be negatively affected by various factors, including broad market fluctuations.

The market price of our common stock may be negatively affected by various factors, which change from time to time. Some of these factors are:

•	Our actual or anticipated financial condition, performance, and prospects and those of our competitors.
•	The market for similar securities issued by other REITs and other competitors in our industry.
•	Changes in recommendations or in estimated financial results published by securities analysts who provide research to the marketplace on us, our competitors, or our industry.
•	General economic and financial market conditions, including, among other things, actual and projected interest rates, prepayments, and credit performance and the markets for the types of assets we hold.
•	Other events or circumstances which continue to undermine confidence in the financial markets or otherwise have a broad impact on financial markets, such as the sudden instability or collapse of large financial institutions or other significant corporations such as automobile manufacturers, terrorist attacks, natural or man-made disasters, or threatened or actual armed conflicts.

In addition, prices of stocks on U.S. and international stock markets have recently been subject to significant fluctuations, and the market price of our common stock has also fluctuated significantly during this period. Some of these fluctuations have been limited to specific industries, including ours, but some have affected markets overall. Furthermore, these fluctuations do not always relate directly to the financial performance of the companies affected. As a result of these and other factors, investors who purchase our common stock could experience a decrease in the value of their investment, including decreases unrelated to our financial results or prospects.

A limited number of institutional stockholders own a significant percentage of our common stock, which could have adverse consequences to other holders of our common stock.

As of September 30, 2008, several institutional stockholders each beneficially owned in excess of 5% of our outstanding common stock and two of these institutional stockholders each beneficially owned in excess of 10% of our outstanding common stock. These significant ownership stakes could have adverse consequences for other stockholders because each of these stockholders will have a significant influence over the outcome of matters submitted to a vote of our stockholders, including the election of our directors or transactions involving a change in control. The two institutional stockholders that each beneficially own in excess of 10% of our outstanding common stock are parties to agreements with us pursuant to which (i) we have granted limited waivers of the restriction on beneficial ownership of in excess of 9.8% of our outstanding common stock and (ii) they have granted irrevocable proxies to members of our management with respect to the number of shares each beneficially owns in excess of 9.8% of our outstanding common stock (excess shares). The excess shares of common stock owned by each of these stockholders will be voted on all matters in the same proportion as the votes cast on such matters by all stockholders, excluding, in each case, votes cast by the relevant stockholder. While the agreements are irrevocable, one of these agreements provides that if George E. Bull, III, the chairman of our board of directors and our Chief Executive Officer, ceases to be employed by us and ceases to serve on our board of directors, the voting agreement, the transfer of voting rights and the appointment of proxies for the excess shares will terminate immediately, and the voting power with respect to those shares will revert to that stockholder. If this were to occur, that stockholder would be able to vote all shares beneficially owned, thereby potentially increasing such stockholder’s ability to influence the outcome of matters submitted to a vote of our stockholders. In addition, should any of these significant stockholders determine to liquidate all or a significant portion of their holdings of our common stock, it could have an adverse effect on the market price of our common stock.

Future sales of our common stock by us or by our officers and directors may have adverse consequences for investors.

We may issue additional shares of common stock in subsequent public offerings or private placements. In addition, we may issue shares to participants in our direct stock purchase and dividend reinvestment plan and to our employees under our employee stock purchase plan and our incentive stock plan, including upon the exercise of or in respect of distributions on equity awards previously granted thereunder to our officers and employees. We are not required to offer any such shares to existing stockholders on a preemptive basis. Therefore, it may not be possible for existing stockholders to participate in such future share issues, which may dilute the existing stockholders’ interests in us. In addition, if market participants buy shares from us in any such future share issuances it may result in them buying fewer of our shares in the open market, which in turn could have the effect of reducing the volume of shares traded in the marketplace, which could have the effect of reducing the market price of our common stock.

Our current and former directors and officers collectively beneficially own in excess of 5% of our common stock. Sales of our common stock by certain of these individuals are required to be publicly reported and are tracked by many market participants as a factor in making their own investment decisions. As a result, future sales by these individuals could negatively affect the market price of our common stock.

There is a risk that you may not receive dividend distributions or that dividend distributions may decrease over time. Changes in the dividend distributions we pay may adversely affect the market price of our common stock.

Our dividend distributions are driven by our minimum dividend distribution requirements under the REIT tax laws and our taxable income as calculated for tax purposes pursuant to the Internal Revenue Code. We generally intend to distribute to our stockholders at least 90% of our REIT taxable income, although our reported financial results for GAAP purposes may differ materially from our taxable income.

In the recent past we have consistently paid dividends; however, in November 2008, we announced our intention to reduce our 2009 regular dividend to a rate of $0.25 per share per quarter. Our ability to pay a dividend of $0.25 per share per quarter in 2009 may be adversely affected by a number of factors, including the risk factors described in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. These same factors may affect our ability to pay other future dividends. Any reduction or elimination of our payment of dividend distributions would not only reduce the amount of dividends you would receive as a holder of our common stock, but could also have the effect of reducing the market price of our common stock.

We have broad discretion over the use of the net proceeds to us from this offering.

We have broad discretion to use the net proceeds to us from this offering and you will be relying on the judgment of our management regarding the use of these proceeds. Although we currently expect to use the net proceeds from this offering in the manner described under “Use of proceeds” in this prospectus supplement, we have not allocated these proceeds for specific purposes. In addition, we may not be successful in investing the net proceeds from this offering to yield a favorable return. For more information, see “Use of proceeds.”

Use of proceeds

We estimate that the net proceeds of this offering will be $    million, or $    million if the underwriters exercise their over-allotment option in full. We intend to use a significant portion of the net proceeds of this offering to finance the acquisition of non-agency prime and non-prime RMBS, prime and non-prime residential mortgage loans, commercial mortgage loans, CMBS, other ABS, CDOs, derivatives that reference these securities, or other similar investments, if and when those investments are available at attractive prices.

We may also use a portion of the net proceeds of this offering to co-invest with third party investors in investment funds which we may sponsor and which may be managed by our wholly-owned subsidiary, Redwood Asset Management, Inc. We expect that one or more of these investment funds will invest in the same types of investments in which we invest.

We may also use the net proceeds of this offering for other investments that are within our areas of expertise, subject to maintaining our qualification as a REIT and our exemption from regulation under the Investment Company Act of 1940, and for other general corporate purposes.

Until appropriate investments or other uses can be identified, we may invest these funds in interest-bearing short-term investments, including Treasury bills, FDIC-insured bank deposits, or other short-term investments, which we expect would provide for a low net return (or possibly no return) based on current interest rates.

Distribution policy

We generally are required to distribute to our stockholders an amount equal to at least 90% of our REIT taxable income determined before applying the deduction for dividends paid and by excluding net capital gains. Such distributions must be made in the tax year to which they relate or, if declared before the timely filing of our tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following tax year.

If we fail to meet the distribution test as a result of a retroactive adjustment to our REIT taxable income, we may be able to avoid disqualification as a REIT by paying a “deficiency” dividend within a specified time period and in accordance with other requirements set forth in the Internal Revenue Code of 1986, as amended (the Internal Revenue Code). We would be liable for interest based on the amount of the deficiency dividend. A deficiency dividend is not permitted if the deficiency is due to fraud with intent to evade tax or to a willful failure to file a timely tax return. As of December 31, 2008, we believe we are in compliance with all our dividend distribution requirements.

On November 10, 2008, Redwood declared a fourth quarter 2008 regular dividend for common stockholders of $0.75 per share, which is payable on January 21, 2009 to stockholders of record on December 31, 2008. Redwood also announced at that time that it will not pay a special dividend for 2008. Also on November 10, 2008, Redwood announced its intention to reduce Redwood's 2009 regular dividend to a rate of $0.25 per share per quarter.

Employee stock ownership philosophy

We have a performance-based compensation philosophy for our executive officers that focuses executive behavior on the achievement of both near-term and long-term business objectives and strategies and also strives to ensure that we can hire and retain talented individuals in a competitive marketplace. We believe equity ownership in Redwood provides an important link between the interests of stockholders and executives by rewarding the creation of long-term stockholder value. To meet this objective, we make equity awards a key component of executive compensation and of the compensation paid to other officers, directors, key employees, and other persons expected to contribute to the management, growth, and profitability of Redwood.

In connection with our May 2008 Annual Meeting of Stockholders, our Board of Directors unanimously recommended that stockholders approve an amendment to our Incentive Stock Plan (the Plan) to increase the number of shares of common stock authorized for issuance under the Plan by 1,500,000 in order to, among other things, provide us with much needed flexibility in our ability to attract, retain, and motivate directors, officers, and other key employees, agents, and consultants upon whose judgment, dedication, and special effort the successful conduct of our business is largely dependent. We currently estimate that there are a sufficient number of shares authorized for issuance under the Plan to grant anticipated equity awards through the end of 2009 in a manner consistent with our performance-based compensation philosophy, however, this estimate depends on certain factors such as our company performance, the competitive landscape for talent and our stock price at the time grants are awarded. If our estimates are accurate, we would expect to propose an additional increase in the number of shares of our common stock authorized for issuance under the Plan to our Board and our stockholders in 2010.

When we propose to our stockholders an increase in the number of shares of common stock authorized for issuance under the Plan, our experience has been that our stockholders understand our philosophy and subsequently approve these increases. However, we recognize that our philosophy, and the resulting levels of equity awards granted, may not always conform to the philosophy that some institutional investors have adopted or that underlies the guidelines published by certain proxy voting advisory firms. As a result, when we propose any such increase in the future, we expect to ask our stockholders to take into account the following regarding our Plan:

•	Alignment of our Interests with the Interests of our stockholders. We believe equity ownership in Redwood provides an important link between the interests of stockholders and executives, directors, officers and employees by rewarding the creation of long-term stockholder value. We believe that a long-term goal of ownership of approximately 10% of Redwood by executive officers, directors and other officers and employees is consistent with providing incentives to create long-term stockholder value.
•	Long-term vesting and holding periods. Long-term incentive awards that we grant to executives and other officers and employees generally vest on a pro-rata basis over a four year period, which is a period we believe incentivizes the creation of long-term value. For our more senior officers, the portions of these equity award that vest during the four year period do not become transferable until the full four year period has elapsed.
•	Awards are subject to approval by our Compensation Committee. After stockholders approve any increase in the number of shares of common stock authorized for issuance under the Plan, Compensation Committee approval of equity awards is required before grants are made. As a result, there is continuing oversight of management’s recommendations for the deployment of increased authorizations approved by stockholders.
•	Significant component of overall compensation. We deliver a substantial portion of compensation for executives, directors and officers in the form of equity awards, in lieu of cash. For example, as reported in our April 22, 2008 proxy statement:
•	of the compensation reported for named executive officers in 2007, 64% was in the form of equity awards that had been granted under our Plan; and
•	of the compensation reported for named executive officers in 2006, 52% was in the form of equity awards granted under our Plan.
•	Applies to broad range of officers and employees. We apply our equity-based compensation philosophy throughout our organization to a broad range of officers and employees, not just to executive officers. For example, as part of our annual equity award grant made in December 2008, we granted equity awards to approximately 35% of the officers and employees of Redwood.
•	Promotes long-term investment in Redwood. Our experience has been that equity awards promote long-term investments in Redwood by executives, directors, officers and employees beyond the required vesting and holding periods.
•	Enhances officer and employee retention. The four year vesting period generally associated with long-term incentive awards made to officers and employees not only incentivizes the creation of long-term stockholder value, but also enhances our officer and employee retention efforts, as unvested awards are typically forfeited if an officer or employee leaves the company.
•	Important alternative to cash compensation. To the extent that shares authorized under our Plan are insufficient and we are not able to utilize equity-based awards as a component of our performance-based compensation philosophy, our need to remain competitive for talent may require that we substitute cash or other forms of compensation for equity-based compensation. If our use of equity-based compensation were to be unduly limited, we believe that we would not only lose the alignment, incentive and retentive effects that equity-based compensation provides, but that one of the integrated aspects of our planning for the creation of long-term stockholder value would be compromised.

Material U.S. federal income tax considerations

The following is a general summary of the material U.S. federal income tax considerations relevant to our status as a REIT and to your investment in our common stock. This summary updates and supersedes in its entirety the “Material U.S. Income Tax Considerations” set forth in the accompanying prospectus.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of his or her personal investment circumstances or to certain types of investors subject to special tax rules (including financial institutions, insurance companies, broker-dealers and, except to the limited extent discussed below, tax-exempt entities and foreign taxpayers) and it does not discuss any aspects of state, local, or foreign country tax law. This discussion assumes that you hold your common stock as a “capital asset” (generally, property held for investment) under the Internal Revenue Code. This summary is for general information only and is not tax advice.

The information in this summary is based upon current law, including the Internal Revenue Code, existing Treasury Department regulations, revenue rulings, revenue procedures, proposed regulations and case law, all of which are subject to change both prospectively or retroactively. Moreover, relevant laws or other legal authorities may change in a manner that could adversely affect the tax considerations contained in this discussion. This summary does not discuss any state, local, or foreign tax consequences associated with our election to be taxed as a REIT.

You are urged to consult your tax advisors regarding the specific tax consequences to you of:

•	the acquisition, ownership, and/or sale or other disposition of our common stock, including the federal, state, local, foreign, and other tax consequences; and
•	potential changes in the applicable tax laws and regulations described below.

Taxation of Redwood Trust

We have elected to be taxed as a REIT under the Internal Revenue Code, commencing with our taxable year ended December 31, 1994. We believe that we have been organized and have operated in a manner that has allowed us to qualify for taxation as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 1994, and we intend to continue to be organized and operate in this manner.

In reading the discussion set forth below, it should be noted that although Redwood is combined with all of its subsidiaries for financial accounting purposes, for U.S. federal income tax purposes only Redwood and those subsidiaries designated as qualified REIT subsidiaries (and their assets and income) constitute the REIT (see “—Qualified REIT subsidiaries” below) and references in this section to “we,” “us,” or “our,” unless otherwise indicated, refer only to such entities. Redwood’s remaining domestic corporate subsidiaries constitute taxable entities subject to regular corporate income taxes, while Redwood’s non-corporate subsidiaries and foreign taxable REIT subsidiaries are generally not subject to U.S. corporate income taxes (see “—Taxable REIT subsidiaries” below).

In connection with this offering, our tax counsel, Chapman and Cutler LLP, has rendered an opinion to the effect that (i) we have been organized and operated in conformity with the requirements for qualification as a REIT under the Code commencing with our taxable year ended December 31, 1994 and continuing through the fiscal quarter ended September 30, 2008 (the date of our most recent interim financial statements and REIT compliance reports) and (ii) our current and proposed methods of operation in periods subsequent to such date will enable us to continue to qualify as a REIT under the Code. It must be emphasized that the opinion of Chapman and Cutler LLP is based on various assumptions relating to our organization and operation, including that all factual representations and statements set forth in documents, records, and instruments provided to them are true and correct, all actions described in this prospectus supplement and accompanying prospectus are completed in a timely fashion and that we will at all times operate in accordance with the methods of operation described in our organizational documents and this prospectus supplement and accompanying prospectus, and is conditioned upon factual representations and covenants made by our officers, regarding our organization, assets, income, distributions, stock ownership, the present and future conduct of our business operations, the fair market value of our investments and other items regarding our ability to meet the various requirements for qualification as a REIT, and assumes that such representations and covenants are accurate and complete and that we will take no action inconsistent with our qualification as a REIT. While we believe that we are organized and operated so that we qualify as a REIT, given the highly complex nature of the rules governing REITs, the fact that certain aspects of our operations have not been considered by the courts or the Internal Revenue Service (IRS) in connection with determining compliance with the requirements for REIT status, the ongoing importance of factual determinations and the possibility of future changes in our circumstances or applicable law, no assurance can be given by Chapman and Cutler LLP or us that we so qualify for any particular year. Chapman and Cutler LLP will have no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

In any year in which we qualify as a REIT, we generally are not subject to U.S. federal income tax on that portion of our REIT taxable income or capital gain that is distributed to our stockholders. We are, however, subject to U.S. federal income tax at normal corporate income tax rates upon any undistributed taxable income or capital gain.

In addition, notwithstanding our qualification as a REIT, we may also be subject to tax in certain other circumstances. As discussed below, if we fail to satisfy the REIT Gross Income Tests, as described below, but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will generally be subject to a 100% tax on an amount equal to (a) the greater of (1) the amount by which we fail the 75% Gross Income Test or (2) the amount by which we fail the 95% Gross Income Test, multiplied by (2) a fraction intended to reflect our profitability. If we fail to satisfy any of the REIT Asset Tests, as described below, other than a failure of the 5% or 10% REIT Asset Tests that do not exceed a statutory de minimis amount as more fully described below, but our failure is due to reasonable cause and not willful neglect, and we nonetheless maintain our REIT status because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate rate (currently 35%) of the net income generated by the nonqualifying assets during the period in which we failed to satisfy the REIT Asset Tests.

We will also be subject to a tax of 100% on net income we derive from any “prohibited transaction,” which refers to dispositions of property held by the REIT classified as “property held for sale to customers in the ordinary course of business” of the REIT (i.e., “dealer” property). We do not believe that we have or will engage in transactions that would result in the us being classified as a dealer or deemed to have disposed of dealer property. However, whether property is held as dealer property or “primarily for sale to customers in the ordinary course of a trade or business” will depend on particular facts and circumstances and no assurance can be given that the IRS will agree with our determinations as to whether assets constitute dealer property.

If we have (i) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, we will be subject to U.S. federal income tax on such income at the highest corporate income tax rate. In addition, a nondeductible excise tax, equal to 4% of the excess of required distributions over the amounts actually distributed, will be imposed on us for each calendar year to the extent that dividends paid during the year, or declared during the last quarter of the year and paid during January of the succeeding year, are less than the sum of (1) 85% of our REIT “ordinary income,” plus (2) 95% of our REIT capital gain net income, plus (3) any undistributed income remaining from earlier years. We may also be subject to the corporate alternative minimum tax, as well as other taxes in certain situations not presently contemplated.

We will generally be subject to tax on the portion of any “excess inclusion income” derived by us from a residual interest in a real estate mortgage investment conduit, (REMIC), or taxable mortgage pool to the extent our stock is held in record name by specified tax-exempt organizations not subject to tax on unrelated business taxable income. We do not currently expect to hold such assets.

We may also voluntarily revoke our election to be taxed as a REIT, although we have no intention of doing so, in which event we will be prohibited from electing REIT status for the year to which the revocation relates and the following four tax years.

If we failed to qualify as a REIT in any particular year, we would be subject to U.S. federal income tax as a regular, domestic corporation, and our stockholders would be subject to tax in the same manner as stockholders of a regular corporation. In such event, we could be subject to potentially substantial income tax liability in respect of each tax year that we fail to qualify as a REIT as well as the four tax years following the year of the failure and, as a result, the amount of earnings and cash available for distribution to our stockholders could be significantly reduced.

We intend to monitor on an ongoing basis our compliance with the requirements for qualifying as a REIT. In order to maintain our REIT status, we may be required to limit the types of assets that we might otherwise acquire, or hold certain assets at times when we might otherwise have determined that the sale or other disposition of such assets would have been more prudent.

REIT qualification

The following is a brief summary of certain technical requirements that we must meet on an ongoing basis in order to qualify, and remain qualified, as a REIT under the Internal Revenue Code.

Stock ownership tests

Our capital stock must be held by at least 100 persons for at least 335 days of a twelve-month year, or a proportionate part of a short tax year. In addition, no more than 50% of the value of our capital stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of the tax year. Under the Internal Revenue Code, most tax-exempt entities, including employee benefit trusts and charitable trusts (but excluding trusts described in Section 401(a) and exempt under Section 501(a) of the Internal Revenue Code), are generally treated as individuals for these purposes. We must satisfy these stock ownership requirements each tax year. We must solicit information from certain of our stockholders to verify ownership levels and must maintain records regarding those who do not respond. Our charter imposes certain repurchase obligations and restrictions regarding the transfer of our shares in order to aid in meeting the stock ownership requirements. If we were to fail either of the stock ownership tests, we would generally be disqualified from REIT status, unless, in the case of the “five or fewer” requirement, a statutory “good faith” exemption is available.

Asset tests

We must generally meet the following asset tests (the REIT Asset Tests) at the close of each quarter of each tax year:

•	at least 75% of the value of our total assets must consist of qualified real estate assets, government securities, cash, and cash items (the 75% Asset Test);
•	the value of our assets consisting of securities (other than those includible under the 75% Asset Test) must not exceed 25% of the total value of the REIT's assets;

•	the value of our assets consisting of securities of one or more taxable REIT subsidiaries must not exceed 25% (20% with respect to our taxable years beginning before January 1, 2009) of the value of the REIT's total assets; and
•	the value of securities held by us, other than securities of a taxable REIT subsidiary or securities taken into account for purposes of the 75% Asset Test, must not exceed (i) 5% of the value of our total assets in the case of securities of any one non-government issuer, and (ii) 10% of the outstanding vote or value of any such issuer's securities.

For purposes of the above tests, qualified real estate assets generally include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, mortgage loans, and certain mortgage backed securities. The term “value” generally means, with respect to securities for which market quotations are readily available, the market value of such securities, and with respect to other securities and assets, fair value as determined by us in good faith.

In applying the above tests, we are generally required to re-value all of our assets at the end of any quarter in which we acquire a substantial amount of new securities or other property other than qualified real estate assets. We intend to closely monitor the purchase, holding, and disposition of our assets in order to comply with the REIT Asset Tests. We expect that substantially all of our assets, other than our interests, in our taxable REIT subsidiaries will be qualified real estate assets and intend to limit, or hold through taxable REIT subsidiaries, any assets not qualifying as qualified real estate assets so as to comply with the above REIT Asset Tests. If it is anticipated that the above limits would be exceeded, we intend to take appropriate measures to avoid exceeding such limits, including the disposition of non-qualifying assets within the permitted time periods for cure.

If we discover that we failed one or more of the REIT Asset Tests, in tax years beginning after 2004 we may nonetheless avoid losing our REIT status if we satisfy either (i) a de minimis exception or (ii) certain reasonable cause and disclosure requirements and pay certain penalties. The de minimis exception applies only to the last REIT Asset Test described above and is limited to violations not exceeding the lesser of 1% of our total assets at the end of such quarter or $10 million. The reasonable cause exception requires that we make certain disclosures to the IRS, establish that the failure was due to reasonable cause and not willful neglect, and pay a penalty equal to the greater of $50,000 or an amount equal to tax at the highest corporate tax rate on the income derived from such non-qualifying assets during period from identification to cure. Both exceptions also require that we dispose of the related assets within six months after the last day of the quarter in which we identify the failure or that we otherwise cure the failure within the same time period by, for instance, increasing our percentage ownership of other qualified assets.

Gross income tests

We must generally meet the following gross income tests (the REIT Gross Income Tests) for each tax year:

•	at least 75% of our gross income, excluding gross income from prohibited transactions, if any, must be derived from certain specified real estate sources, including interest income on mortgages secured by real property or interests therein and gain from the disposition of qualified real estate assets, foreclosure property or “qualified temporary investment income” (i.e., income derived from “new capital” within one year of the receipt of such capital) (the 75% Gross Income Test); and

•	at least 95% of the REIT's gross income for each tax year must be derived from sources of income qualifying for the 75% Gross Income Test, or from dividends, interest, and gains from the sale of stock or other securities not held for sale in the ordinary course of business (the 95% Gross Income Test).

We intend to maintain our REIT status by carefully monitoring our income, including income from hedging transactions and sales of mortgage assets, to comply with the REIT Gross Income Tests. In computing compliance with the Gross Income Tests, we must evaluate whether and how income generated by interest rate caps and other hedging instruments undertaken by us fit within these tests. Generally speaking, to the extent an interest rate cap or other hedging instrument was acquired to reduce the interest rate risks with respect to any indebtedness incurred or to be incurred by the REIT to acquire or carry real estate assets and was properly identified at inception (“qualified hedging income”), we can exclude such income for purposes of computing compliance with the 95% Gross Income Test. Recent legislation expanded this exclusion so that it also applies for purposes of the 75% Gross Income Test and expanded the definition of qualified hedging income to also include income from transactions entered into after July 30, 2008 primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would constitute qualifying income under the 75% and 95% Gross Income Tests.

It should be noted that under certain circumstances, for example, (i) the sale of a substantial amount of assets to repay borrowings in the event that other credit is unavailable or (ii) an unanticipated decrease in qualifying income which results in our non-qualifying income exceeding 5% of our gross income, we may be unable to comply with certain of the REIT Gross Income Tests. Inadvertent failures to comply with the REIT Gross Income Tests will not result in disqualification of the REIT if certain disclosure and reasonable cause criteria are met and a 100% tax on the amount equal to the qualified income shortfall multiplied by a fraction intended to reflect our profitability is paid. See “—Taxation of Redwood Trust” above for a discussion of the tax consequences of failure to comply with the REIT Gross Income Tests.

Distribution requirements

We generally are required to distribute to our stockholders an amount equal to at least 90% of our REIT taxable income determined before applying the deduction for dividends paid and by excluding net capital gains. Such distributions must be made in the tax year to which they relate or, if declared before the timely filing of our tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following tax year.

The IRS has ruled generally that if a REIT's dividend reinvestment plan allows stockholders of the REIT to elect to have cash distributions reinvested in shares of the REIT at a purchase price equal to at least 95% of the fair market value of such shares on the distribution date, then such distributions generally qualify towards this distribution requirement. We maintain a Direct Stock Purchase and Dividend Reinvestment Plan (DSPP) and intend that the terms of our (DSPP) will comply with the IRS public rulings regarding such plans.

If we fail to meet the distribution test as a result of a retroactive adjustment to our REIT taxable income, we may be able to avoid disqualification as a REIT by paying a “deficiency” dividend within a specified time period and in accordance with other requirements set forth in the Code. We would be liable for interest based on the amount of the deficiency dividend. A deficiency dividend is not permitted if the deficiency is due to fraud with intent to evade tax or to a willful failure to file a timely tax return.

Qualified REIT subsidiaries

A qualified REIT subsidiary is any corporation in which a REIT owns 100% of the stock issued by such corporation and for which no election has been made to classify it as a taxable REIT subsidiary. Sequoia Mortgage Funding Corporation, Tanoak Commercial Capital Corporation, and Juniper Trust, Inc. are each wholly-owned subsidiaries treated as qualified REIT subsidiaries. As such, their assets, liabilities, and income are generally treated as assets, liabilities, and income of the REIT for purposes of each of the above REIT qualification tests.

In addition, if we hold an equity interest in an entity that is classified as a partnership or disregarded entity under the Internal Revenue Code, such as Redwood Opportunity Fund, L.P. or its general partner, RWT LLC, for U.S. federal income tax purposes the REIT will generally be treated as earning directly its allocable share of the income and losses of such entity and owning its allocable share of the assets of the entity. Such income and assets generally have the same tax character as in the hands of the partnership. However, legislation has been proposed that, if enacted, would characterize taxable income earned in the form of a carried interest in an investment fund as compensation for services. If this legislation is enacted and does not contain a carve out for carried interests earned by REITs, certain of the income that we earn from the investment funds we sponsor may have a character different than that in the hands of the actual investment fund and may not qualify as good income under the REIT income tests.

Taxable REIT subsidiaries

A taxable REIT subsidiary is any corporation in which a REIT owns stock (directly or indirectly) and for which the REIT and such corporation make a joint election to classify the corporation as a taxable REIT subsidiary. Effective January 1, 2001, RWT Holdings, Inc. (“Holdings”), and Redwood Trust elected to treat Holdings, Sequoia Residential Funding, and Holdings' other subsidiaries as taxable REIT subsidiaries of Redwood. Since 2001, Redwood Trust has made taxable REIT subsidiary elections together with various other subsidiaries, including but not limited to, Redwood Asset Management, Inc., Juniper Holdings, Inc., Tanoak Asset Management, Inc., Redwood Mortgage Funding, Inc., the Acacia subsidiaries and certain other entities in which it has made minority equity investments. As taxable REIT subsidiaries, these subsidiaries are not subject to the REIT asset, income, and distribution requirements nor are their assets, liabilities, or income treated as assets, liabilities, or income of the REIT for purposes of each of the above REIT qualification tests.

We generally engage in securitization transactions (other than certain non-REMIC, debt-for-tax securitizations) through our taxable REIT subsidiaries. In addition, we generally intend to make a taxable REIT subsidiary election with respect to any other corporation in which we acquire equity or equity-like securities constituting more than 10% by vote or value of such corporation's equity and that is not otherwise a qualified REIT subsidiary. However, the aggregate value of all of our taxable REIT subsidiaries must be limited to 25% (20% with respect to our taxable years beginning prior to January 1, 2009) of the total value of our assets. In addition, we will be subject to a 100% penalty tax on any rent, interest, or other charges that we impose on any taxable REIT subsidiary in excess of an arm's -length price for comparable services. We expect that any rents, interest, or other charges imposed on Holdings or any other taxable REIT subsidiary will be at arm's-length prices.

We generally expect to derive income from our taxable REIT subsidiaries by way of distributions of the earnings of such taxable REIT subsidiaries. To the extent such distributions constitute dividend income, such income is not real estate source income for purposes of the 75% Gross Income Test. Therefore, when aggregated with our other non-real estate source income, such income (together with any other income we have earned that is not qualifying income for the

75% Gross Income Test) must be limited to 25% of our gross income each year. We will monitor the value of our investment in, and the distributions from, our taxable REIT subsidiaries for purposes of compliance with all applicable REIT income and asset tests.

Taxable REIT subsidiaries doing business in the United States are generally subject to corporate level tax on their net income and generally will be able to distribute only net after-tax earnings to their stockholders, including Redwood, as dividend distributions. The Acacia entities are considered foreign subsidiaries not engaged in trade or business in the United States for tax purposes and therefore are not subject to U.S. corporate income taxation. However, the Acacia entities are characterized as controlled foreign corporations (CFCs) under the Internal Revenue Code and therefore we are required to recognize income equal to the net income derived from our investment in these entities without regard to whether distributions are made to us. Income that we earn from the Acacia CFCs is generally taxed as ordinary income and any losses that we might recognize on our equity investments in the CFCs will generally be treated as capital losses. Certain of the offshore investment fund entities that we sponsor have made elections to be classified as corporations for U.S. federal income tax purposes. Those entities are classified as passive foreign investment companies (PFICs) and to the extent that we make equity investments directly in such PFICs, we typically make an election so that our investment is taxed similar to that described above for CFCs.

There can be no assurance that the IRS will not assert that the Acacia entities or other offshore entities that we sponsor are doing business in the United States, which position, if sustained, would subject the such entities to corporate level tax on their effectively connected U.S. trade or business income. If this were to occur, then our investments in such offshore entities would generally only be able to contribute net after-tax earnings to our dividend distributions.

In addition, it should be noted that we have treated and intend to continue to treat income inclusions from our CFC and PFIC investments as qualifying income for purposes of the 95% Gross Income Test but not the 75% Gross Income Test. Income inclusions from equity investments in CFCs and PFICs are not specifically enumerated as includible for purposes of the 95% Gross Income Test, and there is no clear precedent with respect to the treatment of such income for the 95% Gross Income Test. However, such income inclusions have been treated as dividend income for other tax purposes and based on advice of counsel, we have treated and intend to continue treat such income inclusions as qualifying income for purposes of the 95% Gross Income Test. Nevertheless, because such income is not specifically addressed by the REIT provisions, it is possible that the IRS could successfully take the position that such income is not qualifying income for this purpose. In the event that such income was determined not to qualify for the 95% Gross Income Test, we would be subject to a penalty tax with respect to such income to the extent it and our other nonqualifying income exceeds 5% of our gross income and/or we could fail to qualify as a REIT. See “REIT qualification” above and “Failure to qualify” below. Such penalty tax, if applicable, would be equal to the amount by which we were determined to fail the 95% Gross Income Test multiplied by a fraction intended to reflect our profitability.

Failure to qualify

In addition to those provisions already described, we can also cure REIT qualification failures if we establish that such failure was due to reasonable cause and not willful neglect and we pay a penalty of $50,000 for each such failure. However, if we fail any of the REIT qualification tests described previously in any tax year and the cure provisions provided by the Internal Revenue Code do not apply, we would be subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at the regular U.S. federal corporate income tax rates. Distributions to stockholders in any year in which we fail to qualify as a REIT would not be deductible by us, nor would distributions generally be required to be made under the Internal Revenue Code. Further, unless entitled to relief under certain other provisions of the Internal Revenue Code, we would also be disqualified from re-electing REIT status for the four tax years following the year in which we became disqualified.

Tax treatment generally of U.S. persons investing in our common stock

The discussion under this heading only applies to stockholders that are “U.S. persons.” A U.S. person is a person who is:

•	A citizen or resident of the United States;
•	A corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or any political subdivision thereof;
•	An estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•	A trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 26, 1996, was treated as a domestic trust before such date, and has made an election to continue to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner of a partnership holding our common stock should consult its tax advisor regarding the federal income tax consequences to the partner of the acquisition, ownership and disposition of our stock by the partnership.

Unless you are a tax-exempt entity, for any tax year in which we are treated as a REIT for U.S. federal income tax purposes, distributions (including constructive or in-kind distributions) made to you (and not designated as capital gain dividends) will generally be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. If the amount distributed exceeds your allocable share of such earnings and profits, the excess will be treated as a return of capital to the extent of your tax basis in the common stock, which will not be subject to tax, and thereafter as a taxable gain from the sale or exchange of a capital asset.

Distributions designated by us as capital gain dividends will generally be subject to tax as long-term capital gain to you, to the extent that the distribution does not exceed our actual net capital gain for the tax year. Alternatively, we can also elect by written notice to our stockholders to designate a portion of our net capital gain income as being retained and pay directly the tax on such net capital gains. In that instance, generally if you are required to include the deemed capital gains dividend in income, you will be entitled to claim a credit or refund on your tax return for the tax paid by us with respect to such deemed dividend, and you will be entitled to increase your tax basis in our shares by an amount equal to the excess of the deemed capital gain dividend over the tax you are deemed to have paid.

Distributions by us, whether characterized as ordinary income or as capital gain, are not eligible for the corporate dividends received deduction that exists under current law. Furthermore, distributions by us characterized as ordinary income generally will not be subject to the reduced 15% and 5% tax rates otherwise effective for certain types of dividends as of January 1, 2003. However, dividend distributions by us characterized as capital gain distributions will be subject to the reduced 5% and 15% tax rates effective through 2010.

In the event that we realize a loss for a tax year, you will not be permitted to deduct any share of that loss. Further, if we (or a portion of our assets) were to be treated as a taxable mortgage pool, or if we were to hold residual interests in REMICs, any “excess inclusion” income derived therefrom and allocated to you would not be allowed to be offset by any net operating losses.

Dividends declared during the last quarter of a tax year and actually paid during January of the following tax year are generally treated as if received on December 31 of the tax year in which they are declared and not on the date actually received. In addition, we may elect to treat certain other dividends distributed after the close of the tax year as having been paid during such tax year, but you will be treated as having received such dividend in the tax year in which the distribution is made.

Upon a sale or other disposition of our common stock, you would generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and your tax basis in such stock, which gain or loss generally will be long-term if the stock was held for more than twelve months. Any loss on the sale or exchange of common stock held by you for six months or less will generally be treated as a long-term capital loss to the extent of any designated capital gain dividends received by you. If common stock is sold after a record date but before a payment date for declared dividends on such stock, you will nonetheless be required to include such dividend in income in accordance with the rules above for distributions, whether or not such dividend is required to be paid over to the purchaser.

We are required under Treasury Department regulations to demand annual written statements from the record holders of designated percentages of our stock disclosing the actual and constructive ownership of such stock and to maintain permanent records showing the information we have received as to the actual and constructive ownership of such stock and a list of those persons failing or refusing to comply with such demand.

In any year in which we do not qualify as a REIT, distributions made to you would be taxable in the same manner discussed above, except that no distributions could be designated as capital gain dividends, distributions would be eligible for the corporate dividends received deduction and may be eligible for the reduced tax rates on dividends (if paid out of previously-taxed earnings), the excess inclusion income rules would not apply, and you would not receive any share of our tax preference items. In such event, however, we would be subject to potentially substantial U.S. federal income tax liability, and the amount of earnings and cash available for distribution to you could be significantly reduced or eliminated.

Information reporting and backup withholding with respect to our common stock

We will report to our U.S. stockholders and the IRS the amount of distributions paid or deemed paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to distributions paid (at the rate generally equal to the fourth lowest rate of U.S. federal income tax then in effect (currently 28%)) unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact; or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of dividends and capital gain distributions to any stockholders that do not certify under penalties of perjury their non-foreign status to us.

Tax treatment generally of tax-exempt entities Investing in our common stock

The discussion under this heading only applies to you if you are a tax-exempt entity. Subject to the discussion below regarding a “pension-held REIT,” a tax-exempt stockholder is generally not subject to tax on distributions from us or gain realized on the sale of the common stock or preferred stock, provided that:

•	you do not incur indebtedness to purchase or hold our common stock;
•	your shares are not otherwise used in an unrelated trade or business; and
•	we do not distribute dividends to you that are treated as “excess inclusion” income as defined under the Code.

It should be emphasized that if we were to hold a residual interest in a REMIC, or if a pool of the REIT's assets were to be treated as a “taxable mortgage pool,” a portion of the dividends paid to a tax-exempt stockholder may be subject to tax as “unrelated business taxable income,” or UBTI. Although we do not intend to acquire such residual interests at the REIT level or believe that we, or any portion of our assets, will be treated as a taxable mortgage pool, no assurance can be given that the IRS might not successfully maintain that such a taxable mortgage pool exists.

If a qualified pension trust (i.e., any pension or other retirement trust that qualifies under Section 401(a) of the Code) holds more than 10% by value of the interests in a “pension-held REIT” at any time during a tax year, a substantial portion of the dividends paid to the qualified pension trust by such REIT may constitute UBTI. For these purposes, a “pension-held REIT” is a REIT (i) that would not have qualified as a REIT but for the provisions of the Internal Revenue Code which look through qualified pension trust stockholders in determining ownership of stock of the REIT and (ii) in which at least one qualified pension trust holds more than 25% by value of the equity interest of such REIT or one or more qualified pension trusts (each owning more than a 10% interest by value in the REIT) hold in the aggregate more than 50% by value of the equity interests in such REIT. Assuming compliance with the ownership limit provisions in our charter, it is unlikely that pension plans will accumulate sufficient stock to cause us to be treated as a pension-held REIT.

Distributions to certain types of tax-exempt stockholders exempt from U.S. federal income taxation under Sections 501 (c)(7), (c)(9), (c)(17), and (c)(20) of the Internal Revenue Code may also constitute UBTI, and such prospective investors should consult their tax advisors concerning the applicable “set aside” and reserve requirements.

U.S. tax treatment generally of foreign persons investing in our common stock

The discussion under this heading only applies to you if you are not a “U.S. person” as defined above under “Tax treatment generally of U.S. persons investing in our common stock” (hereinafter, a “foreign stockholder”).

This discussion provides only a brief summary of certain U.S. federal tax consequences that apply to you, but does not consider any specific facts or circumstances that may apply to you and your particular situation. Therefore, we urge you to consult your tax advisor regarding the U.S. federal income tax consequences of acquiring, holding, and disposing of our stock, or any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

Distributions paid by us out of our earnings and profits, as determined for U.S. federal income tax purposes, to a foreign stockholder will generally be subject to withholding of U.S. federal income tax at the rate of 30%, unless reduced or eliminated by an applicable tax treaty or unless such dividends are treated as effectively connected with a U.S. trade or business. Distributions paid by us in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the holder's adjusted basis in his shares of stock, and thereafter as gain from the sale or exchange of a capital asset as described below. If it cannot be determined at the time a distribution is made whether such distribution will exceed our earnings and profits, the distribution will be subject to withholding at the same rate as dividends. Amounts so withheld, however, will be refundable or creditable against the foreign stockholder's U.S. federal tax liability if it is subsequently determined that such distribution was, in fact, in excess of our earnings and profits. If the receipt of the dividend is treated as being effectively connected with the conduct of a trade or business within the United States by a foreign stockholder, the dividend received by such holder will be subject to the U.S. federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, to the branch profits tax).

Certain capital gains distributions by a REIT to a foreign stockholder that are attributable to gain from the sales or exchanges by us of “United States real property interests” will be treated as if such gain were effectively connected with a U.S. business and will thus be subject to tax at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax) under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (FIRPTA). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to a treaty exemption. We are required to withhold 35% of any distribution that could be designated by us as a capital gains dividend. This amount may be credited against the foreign stockholder's FIRPTA tax liability. FIRPTA does not apply, however, to REIT capital gain distributions (so long as they are made with respect to a class of REIT stock that is regularly traded on an established securities market in the United States) to a foreign investor that does not own more than 5% of the REIT's stock any time during the one year period ending on the date of such distribution. Such distributions are instead treated by the investor as a regular, rather than capital gain, dividends. It should also be noted that mortgage loans without substantial equity or with shared appreciation features generally would not be classified as “United States real property interests.”

A foreign stockholder will generally not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of its shares of either common or preferred stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the foreign stockholder, (ii) in the case of a foreign stockholder who is a nonresident alien individual and holds such shares as a capital asset, such holder is present in the United States for 183 or more days in the tax year and certain other requirements are met, or (iii) the foreign stockholder is subject to tax under the FIRPTA rules because we are not domestically controlled. Gain that is effectively connected with the conduct of a business in the United States by a foreign stockholder will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally (and, with respect to corporate holders and under certain circumstances, to the branch profits tax) but will not be subject to withholding. Foreign stockholders should consult applicable treaties, which may provide for different rules.

Gain recognized by a foreign stockholder upon a sale of either common stock or preferred stock will generally not be subject to tax under FIRPTA if we are a “domestically-controlled REIT,” which is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of its shares were held directly or indirectly by non-U.S. persons. Because only a minority of our stockholders are believed to be foreign stockholders, we anticipate that we will qualify as a “domestically-controlled REIT.” Accordingly, a foreign stockholder should not be subject to U.S. federal income tax from gains recognized upon disposition of its shares.

State, local, and foreign tax consequences

State, local, and foreign income tax laws may differ substantially from the corresponding federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or foreign jurisdiction. Consequently, we urge you to consult your tax advisor regarding the effect of state, local, and/or foreign tax laws with respect to our treatment as a REIT and an investment in Redwood.

Underwriting

We and the underwriters named below have entered into an underwriting agreement relating to the offer and sale of our common stock. In the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase, the number of shares of our common stock set forth opposite its name below:

Name	Number of shares of common stock to be purchased
J.P. Morgan Securities Inc.
Keefe, Bruyette & Woods, Inc.
Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC
Jefferies & Company, Inc.
JMP Securities LLC
Total	17,000,000

The obligations of the underwriters under the underwriting agreement, including their agreement to purchase our common stock, are several and not joint. Those obligations are also subject to the satisfaction of certain conditions in the underwriting agreement. The underwriters have agreed to purchase all of the shares of common stock if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters have advised us that they propose to offer the common stock to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the common stock to selected dealers at the public offering price minus a selling concession of up to $    per share of common stock. In addition, the underwriters may allow, and those selected dealers may reallow, a selling concession of up to $    per share of common stock to certain other dealers. After the initial public offering, the underwriters may change the public offering price and any other selling terms.

The underwriters have an option to buy up to 2,550,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $    per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise
Per share	$	$
Total	$	$

We estimate that our out-of-pocket expenses for this offering will be approximately $715,000.

We have agreed that we will not, without the prior written consent of J.P. Morgan Securities Inc. on behalf of the underwriters for a period of 90 days after the date of this prospectus supplement, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer of dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, other than

•	shares of our common stock to be sold pursuant to this prospectus supplement;
•	shares of our common stock issued pursuant to our Direct Stock Purchase and Dividend Reinvestment Plan, or any replacement plan under a new registration statement;
•	shares of our common stock, options to purchase shares of our common stock or other equity-based awards granted under our existing equity incentive plans, including our Employee Stock Purchase Plan; and
•	any shares of our common stock issued upon the exercise of options or other awards (including deferred stock units) granted under existing equity incentive plans, including our Employee Stock Purchase Plan.

Notwithstanding the foregoing, we will be permitted to file either a post-effective amendment to our existing automatic shelf registration statement, or a new shelf registration statement on Form S-3 to replace such existing automatic shelf registration statement.

Our directors and executive officers have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which they, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities Inc. on behalf of the underwriters, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock which may be deemed to be beneficially owned by the director or executive officer in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, our directors and executive officers have agreed that, without the prior written consent of J.P. Morgan Securities Inc. on behalf of the underwriters, he or she will not, during the period ending 90 days after the date of this prospectus supplement, make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

With respect to our directors and executive officers, the foregoing restrictions do not apply to transfers of our common stock (subject to specified limitations):

•	to an immediate family member;
•	to one or more trusts of which the sole beneficiaries thereof are the directors and executive officers and/or their respective immediate family members;
•	as a bona fide gift or gifts;
•	in a transaction consummated in accordance with a contract, instruction or plan satisfying the requirements of Rule 10b5-1 under the Exchange Act and existing or entered into prior to the date of this prospectus supplement; and
•	to us in satisfaction of any tax withholding obligations pursuant to the terms of any equity compensation plan or arrangement.

Moreover, the foregoing restrictions shall not apply to the exercise of any outstanding options currently held by the director or executive officer with an expiration date on or prior to June 1, 2009, or transfers to us in connection with that exercise.

The 90-day restricted period described above are subject to extension under certain circumstances if: (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In addition, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act.

In connection with this offering, J.P. Morgan Securities Inc. may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment involves sales in excess of the offering size, which create a short position for the underwriters. Stabilizing transactions involve bids to purchase our common stock in the open market for the purpose of pegging, fixing, or maintaining the price of the common stock. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the managing underwriter to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions, and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of those transactions. If J.P. Morgan Securities Inc. engages in stabilizing, syndicate covering transactions, or penalty bids it may discontinue them at any time.

Certain of the underwriters engage in transactions with and perform services for us and our affiliates in the ordinary course of business.

We will deliver the shares of common stock to the underwriters at the closing of this offering when the underwriters pay us the purchase price for the shares of common stock. The underwriting agreement provides that the closing will occur on January   , 2009, which is three business days after the date of this prospectus supplement.

Legal matters

Certain legal matters in connection with this offering will be passed upon for us by Latham & Watkins LLP, San Francisco, California, and for the underwriters by Clifford Chance US LLP, New York, New York. Certain matters of Maryland law, including the validity of the common stock in this offering, will be passed upon for us by Venable LLP, Baltimore, Maryland. Clifford Chance US LLP will rely as to certain matters of Maryland law upon Venable LLP. Certain federal income tax matters will be passed upon for us by Chapman and Cutler LLP, San Francisco, California.

Experts

The consolidated financial statements as of and for the years ended December 31, 2007, 2006, and 2005 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 and 2006 incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K for the years ended December 31, 2007 and 2006 have been so incorporated in reliance on the reports of Grant Thornton LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Incorporation of certain information by reference

We “incorporate by reference” our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until this offering is completed. This means that we can disclose important business, financial, and other information in this prospectus supplement and the accompanying prospectus by referring you to the documents containing that information. All information incorporated by reference is part of this prospectus supplementand the accompanying prospectus, unless and until that information is updated and superseded by information filed with the SEC and incorporated later. Any information that we subsequently file with the SEC that is incorporated by reference will automatically update and supersede any previous information that is part of this prospectus supplement or the accompanying prospectus. We incorporate by reference the following:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (including information specifically incorporated by reference into the Annual Report on Form 10-K from Redwood’s definitive proxy statement filed on April 22, 2008);
•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008;
•	Current Reports on Form 8-K filed on January 4, 2008, January 18, 2008, March 11, 2008, June 2, 2008, June 17, 2008, July 2, 2008, August 22, 2008, November 10, 2008 (but only as to Item 8.01 thereto), December 11, 2008; and January 14, 2009 (but only as to Items 8.01 and 9.01 thereto);
•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on January 7, 1998; and
•	All documents filed by Redwood Trust, Inc. with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement and prior to the termination of the offering (but excluding any documents or portions of documents which are deemed “furnished” and not filed with the SEC).

We will provide without charge to you, upon written or oral request, a copy of any document incorporated by reference (other than exhibits to those documents unless the exhibits are specifically incorporated herein by reference into the documents that this prospectus supplement incorporates). Requests should be directed to:

Redwood Trust, Inc.
One Belvedere Place, Suite 300
Mill Valley, California 94941
(415) 389-7373
Attention: Investor Relations

For additional information on how to obtain any document incorporated by reference, see “Where you can find more information” on page 35 of the accompanying prospectus.

PROSPECTUS

Debt Securities
Common Stock
Preferred Stock
Warrants
Stockholder Rights
Units

We may from time to time offer, in one or more classes or series, separately or together, and in amounts, at prices and on terms to be set forth in one or more supplements to this prospectus, the following securities:

•	debt securities, which may consist of debentures, notes, or other types of debt,
•	shares of our common stock,
•	shares of our preferred stock,
•	warrants to purchase shares of our common stock or preferred stock,
•	rights issuable to our stockholders to purchase shares of our common stock or preferred stock, to purchase warrants exercisable for shares of our common stock or preferred stock, or to purchase units consisting of two or more of the foregoing, and
•	units consisting of two or more of the foregoing.

We refer to the debt securities, common stock, preferred stock, warrants, rights, and units registered hereunder collectively as the “securities” in this prospectus. The specific terms of each series or class of the securities will be set forth in the applicable prospectus supplement and will include, where applicable:

•	in the case of debt securities, the specific title, aggregate principal amount, currency, form (which may be certificated or global), authorized denominations, maturity, rate (or manner of calculating the rate) and time of payment of interest, terms for redemption at our option or repayment at the holder’s option, terms for sinking payments, terms for conversion into shares of our common stock or preferred stock, covenants, and any initial public offering price,
•	in the case of preferred stock, the specific designation, preferences, conversion and other rights, voting powers, restrictions, limitations as to transferability, dividends and other distributions, and terms and conditions of redemption and any initial public offering price,
•	in the case of warrants or rights, the duration, offering price, exercise price, and detachability, and
•	in the case of units, the constituent securities comprising the units, the offering price, and detachability.

In addition, the specific terms may include limitations on actual or constructive ownership and restrictions on transfer of the securities, in each case as may be appropriate to preserve the status of our company as a real estate investment trust, or REIT, for federal income tax purposes. The applicable prospectus supplement will also contain information, where applicable, about certain United States federal income tax consequences relating to, and any listing on a securities exchange of, the securities covered by such prospectus supplement. You should read this prospectus and any prospectus supplement carefully before you invest in any of our securities.

The securities may be offered directly by us or by any selling security holder, through agents designated from time to time by us or to or through underwriters or dealers. If any agents, dealers, or underwriters are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission, or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See the sections entitled “Plan of Distribution” and “About This Prospectus” for more information. No securities may be sold without delivery of this prospectus and the applicable prospectus supplement describing the method and terms of the offering of such series of securities.

Our common stock currently trades on the New York Stock Exchange, or NYSE, under the symbol “RWT”. On November 20, 2007, the last reported sale price of our common stock was $35.11 per share.

Investing in the securities involves risk. See “Risk factors” beginning on page 1.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 23, 2007

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone else to provide you with different or additional information. We are offering to sell the securities and seeking offers to buy the securities only in jurisdictions where offers and sales are permitted.

We have not authorized any dealer or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying supplement to this prospectus. This prospectus and any accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and any accompanying supplement to this prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying supplement to this prospectus is delivered or securities are sold on a later date.

i

About this prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may sell the securities described in this prospectus in one or more offerings. This prospectus sets forth certain terms of the securities that we may offer.

Each time we offer securities, we will attach a prospectus supplement to this prospectus. The prospectus supplement will contain the specific description of the terms of the offering. The prospectus supplement will supersede this prospectus to the extent it contains information that is different from, or that conflicts with, the information contained in this prospectus.

It is important for you to read and consider all information contained in this prospectus and the applicable prospectus supplement in making your investment decision. You should also read and consider the information contained in the documents identified under the heading “Where You Can Find More Information” in this prospectus.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “we”, “us”, or “our” mean Redwood Trust, Inc. and our consolidated subsidiaries, except where it is made clear that the terms mean Redwood Trust, Inc. only. Our executive offices are located at One Belvedere Place, Suite 300, Mill Valley, California 94941; our telephone number is (415) 389-7373.

Risk factors

You should carefully consider any specific risks set forth under the caption “Risk Factors” in the applicable prospectus supplement and under the caption “Risk Factors” in our most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, incorporated into this prospectus by reference, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You should consider carefully those risk factors together with all of the other information included and incorporated by reference in this prospectus before you decide to purchase our securities.

Cautionary statement

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve numerous risks and uncertainties. Our actual results may differ from our expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements are not historical in nature and can be identified by words such as “anticipate,” “estimate,” “will,” “should,” “expect,” “believe,” “intend,” “seek,” “plan,” and similar expressions or their negative forms, or by references to strategy, plans, or intentions. These forward-looking statements are subject to risks and uncertainties, including, among other things, those described in this prospectus and the accompanying prospectus supplement under the caption “Risk Factors.” Other risks, uncertainties, and factors that could cause actual results to differ materially from those projected are described from time to time in reports we file with the SEC, including under the heading “Risk Factors” in our most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Important factors, among others, that may affect our actual results include: changes in interest rates; changes in prepayment rates; general economic conditions, particularly as they affect the price of earning assets and the credit status of borrowers; the availability of high quality assets for purchase at attractive prices; declines in home prices; increases in mortgage payment delinquencies; changes in the level of liquidity in the capital markets which may adversely affect our ability to finance our real estate asset portfolio; changes in liquidity in the market for real estate securities, the re-pricing of credit risk in the capital markets, rating agency downgrades of securities and increases in the supply of real estate securities available for sale, each of which may adversely affect the values of securities we own; the extent of changes in the values of securities we own and the impact of adjustments reflecting those changes on our income statement and balance sheet, including our stockholders’ equity; our ability to maintain the positive stockholders’ equity necessary to enable us to pay the dividends required to maintain our status as a real estate investment trust for tax purposes; and other factors not presently identified.

Redwood Trust, Inc.

Redwood Trust, Inc. is a financial institution focused on investing in, financing, and managing residential and commercial real estate loans and securities. We seek to invest in assets that have the potential to provide high cash flow returns over a long period of time to help support our goal of distributing attractive levels of dividends per share. For tax purposes, we are structured as a real estate investment trust (REIT).

Our primary source of income is net interest income, which equals the interest income we earn from our investments in loans and securities less the interest expenses we incur from our borrowed funds and other liabilities. We assume a range of risks in our investments and the level of assumed risk dictates the manner in which we finance our purchase of and derive income from these investments.

Our investments in residential, commercial, and collateralized debt obligation, or CDO, credit enhancement securities, or CES, or below investment-grade securities, have concentrated credit risk. We finance the acquisition of most of our first-loss and equivalent CES that are directly exposed to credit losses with capital. We generally finance the acquisition of our second-loss, third-loss, and equivalent securities through our Acacia securitization program. To date, our primary credit enhancement investment focus has been in securities backed by high-quality residential and commercial real estate loans. “High-quality” real estate loans are loans that typically have low loan-to-value ratios, borrowers with strong credit histories, and other indications of quality relative to the range of loans within U.S. real estate markets as a whole. Our CES investment returns depend on the amount and timing of most of the interest and principal collected on the loans in the pools supporting the securities. In an ideal environment for most of our residential CES, we would experience fast loan prepayments and low credit losses which would, in turn, lead to attractive CES returns. Conversely, the return on most of our residential CES investments would be adversely affected by slow loan prepayments and high credit losses.

Our investments in real estate loans and investment-grade securities, or IGS, have less relative concentrated credit risk. To produce an attractive investment return on these lower credit risk assets, we use leverage (primarily structural leverage through securitization rather than financial leverage through the use of Redwood debt). We earn income based upon the spread between the yield on the acquired asset and the cost of funds we borrowed to acquire the asset. We have obtained most of the financing used to acquire these assets through the issuance of asset-backed securities, or ABS, under our Sequoia and Acacia securitization programs. These financings are not obligations of Redwood.

Redwood Trust, Inc. was incorporated in the State of Maryland on April 11, 1994, and commenced operations on August 19, 1994. Our executive offices are located at One Belvedere Place, Suite 300, Mill Valley, California 94941; our telephone number is (415) 389-7373.

Use of proceeds

Unless otherwise specified in the applicable prospectus supplement for any offering of securities, we intend to use the net proceeds from the sale of securities for the acquisition of real estate assets and for general corporate purposes. Pending such uses, we may use the net proceeds from the sale of any securities to reduce short-term indebtedness.

Ratios of earnings to fixed charges and earnings
to fixed charges and preferred stock dividends

Our ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred stock dividends for the nine months ended September 30, 2007 and each of the previous five years ended December 31 were as follows:

	Nine months ended September 30, 2007	Fiscal year ended December 31,
		2006	2005	2004	2003	2002
Ratio of earnings to fixed charges	0.95×	1.20×	1.29×	1.56×	1.68×	1.62×
Ratio of earnings to fixed charges and preferred stock dividends	0.95×	1.20×	1.29×	1.56×	1.67×	1.56×

The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest on outstanding asset backed securities issued and debt and amortization of debt discount and expense. The proportion deemed representative of the interest factor of operating lease expense has not been deducted as the total operating lease expense in itself was de minimis and did not affect the ratios in a material way. “Earnings” consist of consolidated income before income taxes and fixed charges.

For the nine months ended September 30, 2007, consolidated income before income taxes was insufficient to cover fixed charges by $24.5 million.

General description of securities

The following is a brief description of the material terms of our securities that may be offered under this prospectus. This description does not purport to be complete and is subject in all respects to applicable Maryland law and to the provisions of our charter and bylaws, including any amendments or supplements thereto, copies of which are on file with the SEC as described under “Where you can find information” and are incorporated by reference herein.

We, directly or through agents, dealers, or underwriters designated from time to time, may offer, issue, and sell, together or separately:

•	debt securities, which may consist of debentures, notes, or other types of debt,
•	shares of our common stock,
•	shares of our preferred stock,
•	warrants to purchase shares of our common stock or preferred stock,
•	rights issuable to our stockholders to purchase shares of our common stock or preferred stock, to purchase warrants exercisable for shares of our common stock or preferred stock, or to purchase units consisting of two or more of the foregoing, and
•	units consisting of two or more of the foregoing.

We may issue the debt securities as exchangeable for or convertible into shares of common stock, preferred stock, or other securities. The preferred stock may also be exchangeable for and/or convertible into shares of common stock, another series of preferred stock, or other securities. The debt securities, the preferred stock, the common stock, the warrants, the rights, and the units are collectively referred to in this prospectus as the securities. When a particular series of securities is offered, a supplement to this prospectus will be delivered with this prospectus, which will set forth the terms of the offering and sale of the offered securities.

Our charter provides that we have authority to issue up to 50,000,000 shares of stock, par value $0.01 per share, all of which is currently classified as common stock. Our common stock is listed on the New York Stock Exchange, and we intend to so list any additional shares of our common stock which are issued and sold hereunder. We may elect to list any future class or series of our securities issued hereunder on an exchange, but we are not obligated to do so. Under Maryland law, our stockholders generally are not liable for our debts or obligations.

Description of debt securities

The debt securities covered by this prospectus will be our debt securities issued under an indenture to be entered into between us and a trustee to be identified in the applicable prospectus supplement. This prospectus, together with a prospectus supplement, will describe all the material terms of a particular series of debt securities. Unless otherwise specified in a supplement to this prospectus, the debt securities will be our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

The following is a summary of the most important provisions and definitions of the form of indenture we intend to enter into with a trustee. The summary is not complete. The form of the indenture has been filed as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. Capitalized terms used in the summary have the meaning specified in the indenture.

In this description of debt securities, the words “we”, “us”, or “our” refer only Redwood Trust, Inc. and not to any of our subsidiaries.

General

Debt securities may be issued in separate series without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series.

The prospectus supplement will set forth:

•	whether the debt securities will be senior or subordinated;
•	the offering price;
•	the form and terms of any guarantee of any debt securities;
•	the title;
•	any limit on the aggregate principal amount;
•	the person who shall be entitled to receive interest, if other than the record holder on the record date;
•	the date the principal will be payable;
•	the interest rate, if any, the date interest will accrue, the interest payment dates, and the regular record dates;
•	the place where payments may be made;
•	any mandatory or optional redemption provisions;
•	if applicable, the method for determining how the principal, premium, if any, or interest will be calculated by reference to an index or formula;
•	if other than U.S. currency, the currency or currency units in which principal, premium, if any, or interest will be payable, whether we or the holder may elect payment to be made in a different currency and the manner in which the exchange rate with respect to these payments will be determined;
•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;
•	whether the debt securities will be issued in bearer or fully registered form (and if in fully registered form, whether the debt securities will be issuable, in whole or in part, as global debt securities);
•	the portion of the principal amount that will be payable upon acceleration of stated maturity, if other than the entire principal amount;
•	if the principal amount payable at stated maturity will not be determinable as of any date prior to stated maturity, the amount which will be deemed to be the principal amount;
•	any defeasance provisions if different from those described below under “Defeasance of debt securities and certain covenants in certain circumstances”;
•	any conversion or exchange provisions;
•	any obligation to redeem or purchase the debt securities pursuant to a sinking fund;
•	whether the debt securities will be issuable in the form of a global security;
•	any subordination provisions;

•	any deletions of, or changes or additions to, the events of default or covenants; and
•	any other specific terms of such debt securities.

Unless otherwise specified in the prospectus supplement:

•	the debt securities will be registered debt securities; and
•	registered debt securities denominated in U.S. dollars will be issued in denominations of $2,000 and an integral multiple of $1,000 thereafter.

Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates.

Exchange and transfer

Debt securities may be transferred or exchanged at the office of the security registrar or at the office of any transfer agent designated by us.

We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange.

In the event of any potential redemption of debt securities of any series, we will not be required to:

•	issue, register the transfer of, or exchange, any debt security of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption and ending at the close of business on the day of the mailing; or
•	register the transfer of or exchange any debt security of that series selected for redemption, in whole or in part, except the unredeemed portion being redeemed in part.

We may initially appoint the trustee as the security registrar. Any transfer agent, in addition to the security registrar, initially designated by us will be named in the prospectus supplement. We may designate additional transfer agents or change transfer agents or change the office of the transfer agent. However, we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

Global securities

The debt securities of any series may be represented, in whole or in part, by one or more global securities. Each global security will:

•	be registered in the name of a depositary that we will identify in a prospectus supplement;
•	be deposited with the depositary or nominee or custodian; and
•	bear any required legends.

No global security may be exchanged in whole or in part for debt securities registered in the name of any person other than the depositary or any nominee unless:

•	the depositary has notified us that it is unwilling or unable to continue as depositary or has ceased to be qualified to act as depositary;
•	an event of default is continuing; or
•	any other circumstances described in a prospectus supplement occurs.

As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or nominee will be considered the sole owner and holder of the debt securities represented by the global security for all purposes under the indenture. Except in the above limited circumstances, owners of beneficial interests in a global security:

•	will not be entitled to have the debt securities registered in their names;
•	will not be entitled to physical delivery of certificated debt securities; and
•	will not be considered to be holders of those debt securities under the indenture.

Payments on a global security will be made to the depositary or its nominee as the holder of the global security. Some jurisdictions have laws that require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

Institutions that have accounts with the depositary or its nominee are referred to as “participants.” Ownership of beneficial interests in a global security will be limited to participants and to persons that may hold beneficial interests through participants. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants.

Ownership of beneficial interests in a global security will be shown on and effected through records maintained by the depositary, with respect to participants’ interests, or any participant, with respect to interests of persons held by participants on their behalf.

Payments, transfers, and exchanges relating to beneficial interests in a global security will be subject to policies and procedures of the depositary.

The depositary policies and procedures may change from time to time. Neither we nor the trustee will have any responsibility or liability for the depositary’s or any participant’s records with respect to beneficial interests in a global security.

Payment and paying agent

The provisions of this paragraph will apply to the debt securities unless otherwise indicated in the prospectus supplement. Payment of interest on a debt security on any interest payment date will be made to the person in whose name the debt security is registered at the close of business on the regular record date. Payment on debt securities of a particular series will be payable at the office of a paying agent or paying agents designated by us. However, at our option, we may pay interest by mailing a check to the record holder. The corporate trust office will be designated as our sole paying agent.

We may also name any other paying agents in the prospectus supplement. We may designate additional paying agents, change paying agents, or change the office of any paying agent. However, we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

All moneys paid by us to a paying agent for payment on any debt security which remain unclaimed at the end of two years after such payment was due will be repaid to us. Thereafter, the holder may look only to us for such payment.

Consolidation, merger, and sale of assets

Except as otherwise set forth in the applicable prospectus supplement, we may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer, or lease our properties and assets substantially as an entirety to, any person, unless:

•	the successor, if any, is a U.S. corporation, limited liability company, partnership, trust, or other entity;
•	the successor assumes our obligations on the debt securities and under the indenture;
•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and
•	certain other conditions are met.

Events of default

Unless we inform you otherwise in the prospectus supplement, the indenture will define an event of default with respect to any series of debt securities as one or more of the following events:

(1)	failure to pay principal of or any premium on any debt security of that series when due;
(2)	failure to pay any interest on any debt security of that series for 30 days when due;
(3)	failure to deposit any sinking fund payment within 30 days of when due;
(4)	failure to perform any other covenant in the indenture continued for 90 days after being given the notice required in the indenture;
(5)	our bankruptcy, insolvency, or reorganization; and
(6)	any other event of default specified in the prospectus supplement.

An event of default of one series of debt securities is not necessarily an event of default for any other series of debt securities.

If an event of default, other than an event of default described in clause (5) above, shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be due and payable immediately.

If an event of default described in clause (5) above shall occur, the principal amount of all the debt securities of that series will automatically become immediately due and payable.

After acceleration the holders of a majority in aggregate principal amount of the outstanding securities of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived.

Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders shall have offered to the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

A holder will not have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture, unless:

(1)	the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of that series;
(2)	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request and have offered reasonable indemnity to the trustee to institute the proceeding; and

(3)	the trustee has failed to institute the proceeding and has not received direction inconsistent with the original request from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series within 60 days after the original request.

Holders may, however, sue to enforce the payment of principal, premium, or interest on any debt security on or after the due date or to enforce the right, if any, to convert any debt security without following the procedures listed in (1) through (3) above.

We will furnish the trustee an annual statement by our officers as to whether or not we are in default in the performance of the indenture and, if so, specifying all known defaults.

Modification and waiver

Except as provided in the next two succeeding paragraphs, we and the trustee may make modifications and amendments to the indenture (including, without limitation, through consents obtained in connection with a purchase of, or tender offer or exchange offer for, outstanding securities) and may waive any existing default or event of default (including, without limitation, through consents obtained in connection with a purchase of, or tender offer or exchange offer for, outstanding securities) with the consent of the holders of a majority in aggregate principal amount of the outstanding securities of each series affected by the modification or amendment.

However, neither we nor the trustee may make any modification or amendment without the consent of the holder of each outstanding security of that series affected by the modification or amendment if such modification or amendment would:

•	change the stated maturity of any debt security;
•	reduce the principal of, premium, if any, on or interest on any debt security;
•	reduce the principal of an original issue discount security or any other debt security payable on acceleration of maturity;
•	reduce the rate of or extend the time for payment of interest on any debt security;
•	change the currency in which any debt security is payable;
•	impair the right to enforce any payment after the stated maturity or redemption date;
•	waive any default or event of default in payment of the principal of, premium on or interest on any debt security;
•	waive a redemption payment or modify any of the redemption provisions of any debt security;
•	adversely affect the right, if any, to convert any debt security; or
•	change the provisions in the indenture that relate to modifying or amending the indenture.

Notwithstanding the preceding, without the consent of any holder of outstanding securities, we and the trustee may amend or supplement the indenture:

•	to cure any ambiguity, defect, or inconsistency;
•	to provide for uncertificated securities in addition to or in place of certificated securities;
•	to provide for the assumption of our obligations to holders of any debt security in the case of a merger or consolidation or sale of all or substantially all of our assets;
•	to make any change that would provide any additional rights or benefits to the holders of securities or that does not adversely affect the legal rights under the indenture of any such holder;

•	to comply with requirements of the Commission in order to effect or maintain the qualification of an indenture under the Trust Indenture Act;
•	to conform the text of the indenture to any provision of the Description of Debt Securities to the extent that such provision in the Description of Debt Securities was intended to be a verbatim recitation of a provision of the indenture;
•	to provide for the issuance of additional securities in accordance with the limitations set forth in the indenture as of the date of the indenture;
•	to allow any guarantor to execute a supplemental indenture with respect to debt securities and to release guarantors in accordance with the terms of the indenture; or
•	to add additional obligors under the indenture and the securities.

The consent of holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Satisfaction and discharge; defeasance

Legal defeasance.  The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost, or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium, and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities.

This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities of that series will not recognize income, gain, or loss for United States federal income tax purposes as a result of the deposit, defeasance, and discharge and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance, and discharge had not occurred.

Defeasance of certain covenants.  The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

•	we may omit to comply with the covenant described under the heading “Consolidation, merger, and sale of assets” and certain other covenants set forth in the indenture, as well as any additional covenants which may be set forth in the applicable prospectus supplement; and
•	any omission to comply with those covenants will not constitute a default or an event of default with respect to the debt securities of that series, or covenant defeasance.

The conditions include:

•	depositing with the trustee money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and
•	delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain, or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

Covenant defeasance and events of default.  In the event we exercise our option to effect covenant defeasance with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and/or U.S. government obligations or foreign government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. However, we shall remain liable for those payments.

Notices

Notices to holders will be given by mail to the addresses of the holders in the security register.

Governing law

The indenture and the debt securities will be governed by, and construed under, the laws of the State of New York.

Regarding the trustee

The indenture limits the right of the trustee, should it become a creditor of us, to obtain payment of claims or secure its claims.

The trustee is permitted to engage in certain other transactions. However, if the trustee acquires any conflicting interest, and there is a default under the debt securities of any series for which they are trustee, the trustee must eliminate the conflict or resign.

Description of common stock

All shares of common stock offered by this prospectus will be duly authorized, fully paid, and nonassessable. Holders of our common stock are entitled to receive dividends if, as, and when authorized by our board of directors and declared by us out of assets legally available for the payment of dividends. They are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution, or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding restrictions on transfer of our stock.

Subject to our charter restrictions on transfer of our stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Holders of our common stock have no preference, conversion, exchange, sinking fund, redemption, or, if listed on the New York Stock Exchange, appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to our charter restrictions on transfer of our stock, all shares of common stock will have equal dividend, liquidation, and other rights.

Transfer agent, registrar, and dividend disbursing agent

The transfer agent, registrar, and dividend disbursing agent for our common stock is currently Computershare Investor Services, LLC.

Power to reclassify shares of our stock; issuance of additional shares

Our charter authorizes our board of directors to classify and reclassify from time to time any unissued shares of our stock into other classes or series of stock, including preferred stock, and to cause the issuance of such shares. Prior to issuance of shares of each class or series, the board of directors is required by Maryland law and by our charter to set, subject to our charter restrictions on transfer of our stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. We believe that the power to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of stock that could delay, defer, or prevent a transaction or a change in control of Redwood Trust that might involve a premium price for holders of common stock or otherwise be in their best interest. We have no shares of preferred stock presently outstanding.

Description of preferred stock

Our charter authorizes our board of directors to classify from time to time any unissued shares of stock in one or more classes or series of preferred stock and to reclassify any previously classified but unissued preferred stock of any class or series, in one or more classes or series. If we offer preferred stock pursuant to this prospectus in the future, the applicable prospectus supplement will describe the terms of such preferred stock, including the following, where applicable:

•	the designation of the shares and the number of shares that constitute the class or series;
•	the dividend rate (or the method of calculating dividends), if any, on the shares of the class or series and the priority as to payment of dividends with respect to other classes or series of our shares of stock;
•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock will accumulate;
•	the dividend periods (or the method of calculating the dividend periods);
•	the voting rights of the preferred stock, if any;
•	the liquidation preference and the priority as to payment of the liquidation preference with respect to other classes or series of our stock and any other rights of the shares of the class or series upon our liquidation or winding-up;
•	whether or not and on what terms the shares of the class or series will be subject to redemption or repurchase at our option;
•	whether the shares of the class or series of preferred stock will be listed on a securities exchange or quoted on an inter-dealer quotation system;
•	any limitations on direct or beneficial ownership and restrictions on transfer applicable to the preferred stock, in addition to those already set forth in our charter, that may be necessary to preserve our status as a real estate investment trust; and
•	the other rights and privileges and any qualifications, limitations, or restrictions of the rights or privileges of the class or series.

Transfer agent, registrar, and dividend disbursing agent

The transfer agent, registrar, and dividend disbursing agent for our preferred stock is currently Computershare Investor Services, LLC. If different, we will specify in the applicable prospectus supplement the transfer agent, registrar, and dividend disbursing agent for any series of preferred stock offered by that prospectus supplement.

Description of securities warrants

We may issue securities warrants for the purchase of common stock or preferred stock, respectively referred to as common stock warrants and preferred stock warrants. Securities warrants may be issued independently or together with any other securities offered by this prospectus and any accompanying prospectus supplement and may be attached to or separate from such other securities. Each issuance of the securities warrants will be issued under a separate securities warrant agreement to be entered into by us and a bank or trust company, as securities warrant agent, all as set forth in the prospectus supplement relating to the particular issue of offered securities warrants. Each issue of securities warrants will be evidenced by securities warrant certificates. The securities warrant agent will act solely as an agent of ours in connection with the securities warrant certificates and will not assume any obligation or relationship of agency or trust for or with any holder of securities warrant certificates or beneficial owners of securities warrants.

If we offer securities warrants pursuant to this prospectus in the future, the applicable prospectus supplement will describe the terms of such securities warrants, including the following, where applicable:

•	the offering price;
•	the aggregate number of shares purchasable upon exercise of such securities warrants, and in the case of securities warrants for preferred stock, the designation, aggregate number, and terms of the class or series of preferred stock purchasable upon exercise of such securities warrants;
•	the designation and terms of the securities with which such securities warrants are being offered, if any, and the number of such securities warrants being offered with each such security;
•	the date on and after which such securities warrants and any related securities will be transferable separately;
•	the number of shares of preferred stock or shares of common stock purchasable upon exercise of each of such securities warrants and the price at which such number of shares of preferred stock or common stock may be purchased upon such exercise;
•	the date on which the right to exercise such securities warrants shall commence and the expiration date on which such right shall expire;
•	federal income tax considerations; and
•	any other material terms of such securities warrants.

Holders of future securities warrants, if any, will not be entitled by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice with respect to any meeting of stockholders for the election of our directors or any other matter, or to exercise any rights whatsoever as stockholders of Redwood Trust.

Description of rights to purchase
shares of common or preferred stock

We may issue, as a dividend at no cost, to holders of record of our securities or any class or series thereof on the applicable record date, rights to purchase shares of our common stock or preferred stock, to purchase warrants exercisable for shares of our common stock or preferred stock, or to purchase units consisting of two or more of the foregoing. In this prospectus, we refer to such rights as “stockholder rights.” If stockholders rights are so issued to existing holders of securities, each stockholder right will entitle the registered holder thereof to purchase the securities issuable upon exercise of the rights pursuant to the terms set forth in the applicable prospectus supplement.

If stockholder rights are issued, the applicable prospectus supplement will describe the terms of such stockholder rights including the following where applicable:

•	record date;
•	subscription price;
•	subscription agent;

•	aggregate number of shares of preferred stock, shares of common stock, warrants, or units purchasable upon exercise of such stockholder rights and in the case of stockholder rights for preferred stock or warrants exercisable for preferred stock, the designation, aggregate number, and terms of the class or series of preferred stock purchasable upon exercise of such stockholder rights or warrants;
•	the date on which the right to exercise such stockholder rights shall commence and the expiration date on which such right shall expire;
•	federal income tax considerations; and
•	other material terms of such stockholder rights.

In addition to the terms of the stockholder rights and the securities issuable upon exercise thereof, the prospectus supplement may describe, for a holder of such stockholder rights who validly exercises all stockholder rights issued to such holder, how to subscribe for unsubscribed securities, issuable pursuant to unexercised stockholder rights issued to other holders, to the extent such stockholder rights have not been exercised.

Holders of stockholder rights will not be entitled by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice with respect to any meeting of stockholders for the election of our directors or any other matter, or to exercise any rights whatsoever as stockholders of Redwood Trust, except to the extent described in the related prospectus supplement.

Description of units

We may issue units consisting of two or more other constituent securities. These units may be issuable as, and for a specified period of time may be transferable only as a single security, rather than as the separate constituent securities comprising such units. The statements made in this section relating to the units are summaries only. These summaries are not complete. When we issue units, we will provide the specific terms of the units in a prospectus supplement. To the extent the information contained in the prospectus supplement differs from this summary description, you should rely on the information in the prospectus supplement.

When we issue units, we will provide in a prospectus supplement the following terms of the units being issued:

•	the title of any series of units;
•	identification and description of the separate constituent securities comprising the units;
•	the price or prices at which the units will be issued;
•	the date, if any, on and after which the constituent securities comprising the units will be separately transferable;
•	information with respect to any book-entry procedures;
•	a discussion of any material or special United States federal income tax consequences applicable to an investment in the units; and
•	any other terms of the units and their constituent securities.

Restrictions on ownership and
transfer and repurchase of shares

In order that we may meet the requirements for qualification as a REIT at all times, among other purposes, our charter prohibits any person from acquiring or holding beneficial ownership of shares of our common stock or preferred stock (collectively, “capital stock”) in excess of 9.8%, in number of shares or value, of the outstanding shares of the related class of capital stock. For this purpose, the term “beneficial ownership” means beneficial ownership, as determined under Rule 13d-3 under the Exchange Act, of capital stock by a person, either directly or constructively under the constructive ownership provisions of Section 544 of the Internal Revenue Code of 1986, as amended (the Code), and related provisions.

Under the constructive ownership rules of Section 544 of the Code, a holder of a warrant generally will be treated as owning the number of shares of capital stock into which such warrant may be converted. In addition, the constructive ownership rules generally attribute ownership of securities owned by a corporation, partnership, estate, or trust proportionately to its stockholders, partners, or beneficiaries, respectively. The rules may also attribute ownership of securities owned by family members to other members of the same family and may treat an option to purchase securities as actual ownership of the underlying securities by the optionholder. The rules further provide when securities constructively owned by a person will be considered to be actually owned for the further application of such attribution provisions. To determine whether a person holds or would hold capital stock in excess of the 9.8% ownership limit, a person will be treated as owing not only shares of capital stock actually owned, but also any shares of capital stock attributed to that person under the attribution rules described above. Accordingly, a person who directly owns less than 9.8% of the shares outstanding may nevertheless be in violation of the 9.8% ownership limit.

Any transfer of shares of capital stock or warrants that would cause us to be disqualified as a REIT or that would create a direct or constructive ownership of shares of capital stock in excess of the 9.8% ownership limit, or result in the shares of capital stock being beneficially owned, within the meaning of Section 856(a) of the Code, by fewer than 100 persons, determined without any reference to any rules of attribution, or result in our being closely held within the meaning of Section 856(h) of the Code, will be null and void, and the intended transferee will acquire no rights to those shares or warrants. These restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT.

Any purported transfer of shares of capital stock or warrants that would result in a purported transferee owning, directly or constructively, shares in excess of the 9.8% ownership limit due to the unenforceability of the transfer restrictions described above will constitute excess securities. Excess securities will be transferred by operation of law to Redwood Trust as trustee for the exclusive benefit of the person or persons to whom the excess securities are ultimately transferred, until such time as the purported transferee retransfers the excess securities. While the excess securities are held in trust, a holder of such securities will not be entitled to vote or to share in any dividends or other distributions with respect to such securities and will not be entitled to exercise or convert such securities into shares of capital stock. Excess securities may be transferred by the purported transferee to any person (if such transfer would not result in excess securities) at a price not to exceed the price paid by the purported transferee (or, if no consideration was paid by the purported transferee, the fair market value of the excess securities on the date of the purported transfer), at which point the excess securities will automatically be exchanged for the stock or warrants, as the case may be, to which the excess securities are attributable. If a purported transferee receives a higher price for designating an ultimate transferee, such purported transferee shall pay, or cause the ultimate transferee to pay, such excess to us. In addition, such excess securities held in trust are subject to purchase by us at a purchase price equal to the lesser of (a) the price per share or per warrant, as the case may be, in the transaction that created such excess securities (or, in the case of a devise or gift, the market price at the time of such devise or gift), reduced by the amount of any distributions received in violation of the charter that have not been repaid to us, and (b) the market price as reflected in the last reported sales price of such shares of stock or warrants on the trading day immediately preceding the date of the purchase by us as reported on any exchange or quotation system over which such shares of stock or warrants may be traded, or if not then traded over any exchange or quotation system, then the market price of such shares of stock or warrants on the date of the purported transfer as determined in good faith by our board of directors, reduced by the amount of any distributions received in violation of the charter that have not been repaid to us.

Upon a purported transfer of excess securities, the purported transferee shall cease to be entitled to distributions, voting rights, and other benefits with respect to the shares of capital stock or warrants except the right to payment of the purchase price for the shares of capital stock or warrants on the retransfer of securities as provided above. Any dividend or distribution paid to a purported transferee on excess securities prior to our discovery that shares of capital stock have been transferred in violation of our charter shall be repaid to us upon demand. If these transfer restrictions are determined to be void, invalid, or unenforceable by a court of competent jurisdiction, then the purported transferee of any excess securities may be deemed, at our option, to have acted as an agent on our behalf in acquiring the excess securities and to hold the excess securities on our behalf.

All certificates representing shares of capital stock and warrants will bear a legend referring to the restrictions described above.

Any person who acquires shares or warrants in violation of our charter, or any person who is a purported transferee such that excess securities result, must immediately give written notice or, in the event of a proposed or attempted transfer that would be void as set forth above, give at least 15 days prior written notice to us of such event and shall provide us such other information as we may request in order to determine the effect, if any, of the transfer on our status as a REIT. In addition, as required under the REIT provisions of the Code, every record owner of more than 5.0%, during any period in which the number of record stockholders is 2,000 or more, or 1.0%, during any period in which the number of record stockholders is greater than 200 but less than 2,000 or more, or 1/2%, during any period in which the number of record stockholders is 200 or less, of the number or value of our outstanding shares will receive a questionnaire from us by January 30 requesting information as to how the shares are held. In addition, our charter requires that such stockholders must provide written notice to us by January 30 stating the name and address of the record stockholder, the number of shares beneficially owned and a description of how the shares are held. In practice, we have generally permitted our stockholders to comply with the foregoing charter requirement by responding to our annual REIT questionnaire. Further, each stockholder upon demand is required to disclose to us in writing such information with respect to the direct and constructive ownership of shares and warrants as our board of directors deems reasonably necessary to comply with the REIT provisions of the Code, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

Our board of directors may increase or decrease the 9.8% ownership limit. In addition, to the extent consistent with the REIT provisions of the Code, our board of directors may, pursuant to our charter, waive the 9.8% ownership limit for a purchaser of our stock. As a condition to such waiver the intended transferee must give written notice to the board of directors of the proposed transfer no later than the fifteenth day prior to any transfer which, if consummated, would result in the intended transferee owning shares in excess of the ownership limit. Our board of directors may also take such other action as it deems necessary or advisable to protect our status as a REIT. Pursuant to our charter, our board of directors has, from time to time, waived the ownership limit for certain of our stockholders.

The provisions described above may inhibit market activity and the resulting opportunity for the holders of our capital stock and warrants to receive a premium for their shares or warrants that might otherwise exist in the absence of such provisions. Such provisions also may make us an unsuitable investment vehicle for any person seeking to obtain ownership of more than 9.8% of the outstanding shares of our capital stock.

Certain provisions of Maryland law
and of our charter and bylaws

We have summarized certain terms and provisions of the Maryland General Corporation Law and our charter and bylaws. This summary is not complete and is qualified by the provisions of our charter and bylaws, and the Maryland General Corporation Law. See “Where you can find more information.”

For restrictions on ownership and transfer of our capital stock contained in our charter, see “Restrictions on ownership and transfer and repurchase of shares.”

Maryland business combination act

Under the Maryland Business Combination Act, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder, as such terms are defined in the Act, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. The statute permits various exemptions from its provisions, including business combinations that are exempted by provision in the charter of the corporation. Our charter provides that we elect not to be governed by the provisions of the Maryland Business Combination Act.

Maryland control share acquisition act

The Maryland Control Share Acquisition Act causes persons who acquire beneficial ownership of stock at levels of 10%, 33%, and more than 50% (control share acquisitions) to lose the voting rights of such stock unless voting rights are restored by the stockholders at a meeting by vote of two-thirds of all the votes entitled to be cast on the matter (excluding stock held by the acquiring stockholder or the corporation's officers or employee directors). The Maryland Control Share Acquisition Act affords a cash-out election for stockholders other than the acquiring stockholder, at an appraised value (but not less than the highest price per share paid by the acquiring person in the control share acquisition), payable by the corporation, if voting rights for more than 50% of the outstanding stock are approved for the acquiring person. Under certain circumstances, the corporation may redeem shares acquired in a control share acquisition if voting rights for such shares have not been approved. The statute does not apply (a) to shares acquired in a merger, consolidation, or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. A corporation's board of directors has an “opt-out” power, exercisable through amendment of the corporation's bylaws (which could be changed by the stockholders), to exempt in advance any control share acquisition from the Maryland Control Share Acquisition Act. Our bylaws contain a provision exempting from the Maryland Control Share Acquisition Act acquisitions by certain persons of shares of our common stock in accordance with waivers from the ownership limit in our charter granted to such persons by our board of directors.

The Maryland Control Share Acquisition Act could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers.

Classification of board of directors, vacancies, and removal of directors

Our charter and bylaws provide for a board of directors with staggered terms divided in to three classes, with terms of three years each. The number of directors in each class and the expiration of each class term, as of the date of this prospectus, are as follows:

Class I	3 Directors	Expires 2010
Class II	3 Directors	Expires 2008
Class III	3 Directors	Expires 2009

At each annual meeting of our stockholders, successors of the class of directors whose term expires at that meeting will be elected to serve for a three-year term and until their successors are elected and qualify and the directors in the other two classes will continue in office. A board of directors with staggered terms may delay, defer, or prevent a change in our control or other transaction that might involve a premium over the then prevailing market price for our common stock or other attributes that our stockholders may consider desirable. In addition, a board of directors with staggered terms could prevent stockholders who do not agree with the policies of our board of directors from replacing a majority of the board of directors in two years.

Pursuant to our election to be subject to certain provisions of the Maryland General Corporation Law, any vacancy on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred and until a successor is elected and qualifies. Under the Maryland General Corporation Law, if the directors have been divided into classes, unless the charter provides otherwise (which our charter does not), a director may be removed only for cause by the affirmative vote of a majority of all the votes entitled to be cast generally for the election of directors.

Charter amendments and extraordinary corporate actions

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange, or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for approval of these matters by the affirmative vote of the holders of a majority of the total number of shares entitled to vote on the matter.

Advance notice of director nominations and new business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors, and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by the board of directors or (iii) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting.

Material U.S. federal income tax considerations

The following is a general summary of the material United States federal income tax considerations relevant to our status as a REIT and to your investment in our common stock. Your tax treatment will vary depending upon the terms of the specific securities you acquire, as well as your particular situation. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of its personal investment circumstances or to certain types of investors subject to special tax rules (including financial institutions, insurance companies, broker-dealers and, except to the limited extent discussed below, tax-exempt entities and foreign taxpayers) and it does not discuss any aspects of state, local or foreign country tax law. This discussion assumes that you hold your common stock as a “capital asset” (generally, property held for investment) under the Code. You should also be aware that the material U.S. federal income tax considerations relevant to your ownership of a particular type or class of securities offered by this prospectus will be provided in an applicable prospectus supplement that relates to those securities. This summary is for general information only and is not tax advice.

The information in this summary is based upon current law, including the Code, existing Treasury Department regulations, revenue rulings, revenue procedures, proposed regulations and case law, all of which are subject to change both prospectively or retroactively. Moreover, relevant laws or other legal authorities may change in a manner that could adversely affect the tax considerations contained in this discussion. This summary does not discuss any state, local or foreign tax consequences associated with our election to be taxed as a REIT.

You are urged to consult the applicable prospectus supplement accompanying this prospectus, as well as your tax advisors, regarding the specific tax consequences to you of:

•	the acquisition, ownership, and/or sale or other disposition of our common stock or other types of securities offered under this prospectus, including the federal, state, local, foreign and other tax consequences; and
•	potential changes in the applicable tax laws and regulations described below.

Taxation of Redwood Trust

We have elected to be taxed as a REIT under the Code, commencing with our taxable year ended December 31, 1994. We believe that we have been organized and have operated in a manner that has allowed us to qualify for taxation as a REIT under the Code commencing with our taxable year ended December 31, 1994, and we intend to continue to be organized and operate in this manner.

In reading the discussion set forth below, it should be noted that although Redwood Trust is combined with all of its subsidiaries for financial accounting purposes, for federal income tax purposes only Redwood Trust, Sequoia Mortgage Funding Corporation and Juniper Trust, Inc. (and their assets and income) constitute the REIT, and Redwood Trust's remaining domestic corporate subsidiaries constitute taxable entities subject to regular corporate income taxes. Redwood Trust’s foreign subsidiaries (i.e., Acacia CDO 4, Ltd., Acacia CDO 5, Ltd., Acacia CDO 6, Ltd., Acacia CDO 7, Ltd., Acacia CDO 8, Ltd., Acacia CDO 9, Ltd., Acacia CDO 10, Ltd., Acacia CDO 11, Ltd., Acacia CDO 12, Ltd., Acacia CRE CDO 1, Ltd. and Acacia Option ARM 1 CDO, Ltd. are not generally subject to U.S. corporate income taxes (see “ — Taxable REIT Subsidiaries” below).

In connection with the filing of our registration statement of which this prospectus is a part, our tax counsel, Chapman and Cutler LLP, has rendered an opinion to the effect that, exclusive of our taxable REIT subsidiaries, we have been organized in conformity with the requirements for qualification as a REIT under the Code, and our actual and proposed methods of operation should enable us to continue to qualify as a REIT under the Code. This opinion is based upon current applicable law and various assumptions and representations made by us as to factual matters, including representations made by us in a certificate provided by our officers and descriptions of our methods of operation contained in our periodic reports filed with SEC. Ultimately, our ability to qualify and be taxed as a REIT depends on actual operating results and compliance with the various tests for qualification as a REIT relating to our income, assets, distributions, stock ownership and certain administrative matters, the results of which are not reviewed by our tax counsel on an ongoing basis. No assurance can be given that the actual results of our operations for any one taxable year will satisfy those requirements. Moreover, certain aspects of our operations have not been considered by the courts or the Internal Revenue Service (IRS) in any published authorities that interpret the requirements for REIT status. There can be no complete assurance that the courts or the IRS will agree with our tax counsel’s opinion.

In any year in which Redwood Trust qualifies as a REIT, we generally are not subject to federal income tax on that portion of our REIT taxable income or capital gain that is distributed to our stockholders. We are, however, subject to federal income tax at normal corporate income tax rates upon any undistributed taxable income or capital gain.

In addition, notwithstanding our qualification as a REIT, we may also be subject to tax in certain other circumstances. As described below, if the REIT fails to satisfy the REIT Gross Income Tests, but nonetheless maintains its qualification as a REIT because certain other requirements are met, we will generally be subject to a 100% tax on the greater of the amount by which the REIT fails either the 75% or the 95% Gross Income Test. We will also be subject to a tax of 100% on net income the REIT derives from any “prohibited transaction,” which refers to dispositions of property held by the REIT classified as “property held for sale to customers in the ordinary course of business” of the REIT (i.e., “dealer” property). We do not believe that we have or will engage in transactions that would result in the REIT being classified as a dealer or deemed to have disposed of dealer property; however, there can be no assurance that the IRS will agree. If the REIT has (i) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, we will be subject to federal income tax on such income at the highest corporate income tax rate. In addition, a nondeductible excise tax, equal to 4% of the excess of required distributions over the amounts actually distributed, will be imposed on us for each calendar year to the extent that dividends paid during the year, or declared during the last quarter of the year and paid during January of the succeeding year, are less than the sum of (1) 85% of the REIT “ordinary income,” plus (2) 95% of the REIT capital gain net income, plus (3) any undistributed income remaining from earlier years. We may also be subject to the corporate alternative minimum tax, as well as other taxes in certain situations not presently contemplated.

We may also voluntarily revoke our election to be taxed as a REIT, although we have no intention of doing so, in which event we will be prohibited from electing REIT status for the year to which the revocation relates and the following four tax years.

If we failed to qualify as a REIT in any particular year, we would be subject to federal income tax as a regular, domestic corporation, and our stockholders would be subject to tax in the same manner as stockholders of a regular corporation. In such event, we could be subject to potentially substantial income tax liability in respect of each tax year that we fail to qualify as a REIT as well as the four tax years following the year of the failure and, as a result, the amount of earnings and cash available for distribution to our stockholders could be significantly reduced.

We intend to monitor on an ongoing basis our compliance with the requirements for qualifying as a REIT. In order to maintain our REIT status, we may be required to limit the types of assets that the REIT might otherwise acquire, or hold certain assets at times when we might otherwise have determined that the sale or other disposition of such assets would have been more prudent.

REIT qualification

The following is a brief summary of certain technical requirements that we must meet on an ongoing basis in order to qualify, and remain qualified, as a REIT under the Code.

Stock ownership tests

Our capital stock must be held by at least 100 persons for at least 335 days of a twelve-month year, or a proportionate part of a short tax year. In addition, no more than 50% of the value of our capital stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of the tax year. Under the Code, most tax-exempt entities, including employee benefit trusts and charitable trusts (but excluding trusts described in Section 401(a) and exempt under Section 501(a) of the Code), are generally treated as individuals for these purposes. We must satisfy these stock ownership requirements each tax year. We must solicit information from certain of our stockholders to verify ownership levels and must maintain records regarding those who do not respond. Our charter imposes certain repurchase obligations and restrictions regarding the transfer of our shares in order to aid in meeting the stock ownership requirements. If we were to fail either of the stock ownership tests, we would generally be disqualified from REIT status, unless, in the case of the “five or fewer” requirement, the “good faith” exemption is available.

Asset tests

We must generally meet the following asset tests (the REIT Asset Tests) at the close of each quarter of each tax year:

•	at least 75% of the value of the REIT's total assets must consist of qualified real estate assets, government securities, cash, and cash items (the 75% Asset Test);
•	the value of the REIT's assets consisting of securities (other than those includible under the 75% Asset Test) must not exceed 25% of the total value of the REIT's assets;
•	the value of the REIT's assets consisting of securities of one or more taxable REIT subsidiaries must not exceed 20% of the value of the REIT's total assets; and
•	the value of securities held by the REIT, other than securities of a taxable REIT subsidiary or securities taken into account for purposes of the 75% Asset Test, must not exceed (i) 5% of the value of the REIT's total assets in the case of securities of any one non-government issuer, and (ii) 10% of the outstanding vote or value of any such issuer's securities.

For purposes of the above tests, the term “value” generally means, with respect to securities for which market quotations are readily available, the market value of such securities, and with respect to other securities and assets, fair value as determined in good faith by the REIT.

In applying the above tests, a REIT is generally required to re-value all of its assets at the end of any quarter in which it acquires a substantial amount of new securities or other property other than qualified real estate assets. We intend to closely monitor the purchase, holding, and disposition of the REIT's assets in order to comply with the REIT Asset Tests. We expect that substantially all of our assets will be qualified real estate assets and intend to limit or hold through taxable REIT subsidiaries any assets not qualifying as qualified real estate assets so as to comply with the above REIT Asset Tests. If it is anticipated that the above limits would be exceeded, we intend to take appropriate measures to avoid exceeding such limits, including the disposition of non-qualifying assets within the permitted time periods for cure.

Beginning in 2005, if we fail one or more of the REIT Asset Tests we may nonetheless avoid losing our REIT status if we satisfy either (i) a de minimis exception or (ii) certain reasonable cause and disclosure requirements and pay certain penalties. The de minimis exception applies only to the last REIT Asset Test described and is limited to violations not exceeding the lesser of 1% of our total assets at the end of such quarter or $10 million. The reasonable cause exception requires that we make certain disclosures to the IRS, establish that the failure was due to reasonable cause and not willful neglect and pay a penalty equal to the greater of $50,000 or an amount equal to tax at the highest corporate tax rate on the income derived from such non-qualifying assets during period from identification to cure. Both exceptions also require that we dispose of the related assets within six months after the last day of the quarter in which we identify the failure or that we otherwise cure the failure within the same time period by, for instance, increasing our percentage ownership of other qualified assets.

Gross income tests

We must generally meet the following gross income tests (the REIT Gross Income Tests) for each tax year:

•	at least 75% of the REIT's gross income must be derived from certain specified real estate sources, including interest income and gain from the disposition of qualified real estate assets, foreclosure property or “qualified temporary investment income” (i.e., income derived from “new capital” within one year of the receipt of such capital) (the 75% Gross Income Test); and
•	at least 95% of the REIT's gross income for each tax year must be derived from sources of income qualifying for the 75% Gross Income Test, or from dividends, interest, and gains from the sale of stock or other securities not held for sale in the ordinary course of business (the 95% Gross Income Test).

We intend to maintain our REIT status by carefully monitoring our income, including income from hedging transactions and sales of mortgage assets, to comply with the REIT Gross Income Tests. In computing compliance with the 95% Gross Income Test, we must evaluate whether and how income generated by interest rate caps and other hedging instruments undertaken by the REIT fit within this test. Generally speaking, to the extent an interest rate cap or other hedging instrument was acquired to reduce the interest rate risks with respect to any indebtedness incurred or to be incurred by the REIT to acquire or carry real estate assets and was properly identified at inception, we can exclude such income for purposes of computing compliance with the 95% Gross Income Test. Under certain circumstances, for example, (i) the sale of a substantial amount of assets by the REIT to repay borrowings in the event that other credit is unavailable or (ii) an unanticipated decrease in qualifying income of the REIT which results in the non-qualifying income exceeding 5% of gross income, we may be unable to comply with certain of the REIT Gross Income Tests. Inadvertent failures to comply with the REIT Gross Income Tests will not result in disqualification of the REIT if certain disclosure and reasonable cause criteria are met and a 100% tax on the amount equal to the qualified income shortfall is paid. See “ — Taxation of Redwood Trust” above for a discussion of the tax consequences of failure to comply with the REIT provisions of the Code.

Distribution requirements

We generally are required to distribute to our stockholders an amount equal to at least 90% of our REIT taxable income determined before applying the deduction for dividends paid and by excluding net capital gains. Such distributions must be made in the tax year to which they relate or, if declared before the timely filing of our tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following tax year.

The IRS has ruled generally that if a REIT's dividend reinvestment plan allows stockholders of the REIT to elect to have cash distributions reinvested in shares of the REIT at a purchase price equal to at least 95% of the fair market value of such shares on the distribution date, then such distributions generally qualify towards this distribution requirement. We maintain a Direct Stock Purchase and Dividend Reinvestment Plan, or DRP, and intend that the terms of our DRP will comply with the IRS public rulings regarding such plans.

If we fail to meet the distribution test as a result of a retroactive adjustment to our REIT taxable income, we may be able to avoid disqualification as a REIT by paying a “deficiency” dividend within a specified time period and in accordance with other requirements set forth in the Code. We would be liable for interest based on the amount of the deficiency dividend. A deficiency dividend is not permitted if the deficiency is due to fraud with intent to evade tax or to a willful failure to file a timely tax return.

Qualified REIT subsidiaries

A Qualified REIT Subsidiary is any corporation in which a REIT owns 100% of the stock issued by such corporation and for which no election has been made to classify it as a taxable REIT subsidiary. Sequoia Mortgage Funding Corporation and Juniper Trust, Inc. are each wholly-owned subsidiaries treated as Qualified REIT Subsidiaries. As such, their assets, liabilities, and income are generally treated as assets, liabilities, and income of the REIT for purposes of each of the above REIT qualification tests.

Taxable REIT subsidiaries

A Taxable REIT Subsidiary is any corporation in which a REIT owns stock (directly or indirectly) and for which the REIT and such corporation make a joint election to classify the corporation as a Taxable REIT Subsidiary. Effective January 1, 2001, RWT Holdings, Inc., or Holdings, and Redwood Trust elected to treat Holdings, Sequoia Residential Funding, and Holdings' other subsidiaries as Taxable REIT Subsidiaries of Redwood Trust. Since 2001, Redwood Trust has made Taxable REIT Subsidiary elections for Acacia CDO 1, Ltd., Acacia CDO 2, Ltd., Acacia CDO 3, Ltd., Acacia CDO 4, Ltd., Acacia CDO 5, Ltd., Acacia CDO 6, Ltd., Acacia CDO 7, Ltd., Acacia CDO 8, Ltd., Acacia CDO 9, Ltd., Acacia CDO 10, Ltd., Acacia CDO 11, Ltd., Acacia CDO 12, Ltd., Acacia Option ARM 1 CDO, Ltd., Acacia CRE CDO 1, Ltd., Acacia CRE CDO 2, Ltd., Acacia CDO 13, Ltd., RESIX Finance Limited, Crest G-Star-2A, Ltd., Millstone III CDO, Ltd., GSAA 2006-NIM8, Ltd., Markov CDO I, Ltd., Millstone IV CDO, Ltd., Juniper Holdings, Inc., Redwood Mortgage Funding, Inc. and Redwood Asset Management, Inc.. As Taxable REIT Subsidiaries, they are not subject to the REIT asset, income, and distribution requirements nor are their assets, liabilities, or income treated as assets, liabilities, or income of Redwood Trust for purposes of each of the above REIT qualification tests.

We generally intend to engage in securitization transactions (other than certain non-REMIC, debt-for-tax securitizations) through our Taxable REIT Subsidiaries. In addition, we generally intend to make a Taxable REIT Subsidiary election with respect to any other corporation in which we acquire equity or equity-like securities constituting more than 10% by vote or value of such corporation's equity and that is not otherwise a Qualified REIT Subsidiary. However, the aggregate value of all of our Taxable REIT Subsidiaries must be limited to 20% of the total value of the REIT's assets. In addition, we will be subject to a 100% penalty tax on any rent, interest, or other charges that we impose on any Taxable REIT Subsidiary in excess of an arm's length price for comparable services. We expect that any rents, interest, or other charges imposed on Holdings or any other Taxable REIT Subsidiary will be at arm's length prices.

We generally expect to derive income from our Taxable REIT Subsidiaries by way of dividends. Such dividends are not real estate source income for purposes of the 75% Gross Income Test. Therefore, when aggregated with our other non-real estate source income, such income must be limited to 25% of the REIT's gross income each year. We will monitor the value of our investment in, and the distributions from, our Taxable REIT Subsidiaries to ensure compliance with all applicable REIT income and asset tests.

Taxable REIT Subsidiaries doing business in the United States are generally subject to corporate level tax on their net income and generally will be able to distribute only net after-tax earnings to their stockholders, including Redwood Trust, as dividend distributions. The Acacia entities are considered foreign subsidiaries not engaged in trade or business in the United States for tax purposes and therefore are not subject to U.S. corporate income taxation. However, the Acacia entities are characterized as controlled foreign corporations (CFCs) under the Code and therefore we are required to recognize dividend income equal to the net income derived from our investment in these entities without regard to whether distributions are made. Dividend income that we earn from the Acacia CFCs is generally taxed as ordinary income and any losses that we might recognize on our equity investments in the CFCs will generally be treated as capital losses. There is no guarantee that the IRS will not take the position that the Acacia entities are doing business in the U.S., which position, if sustained, would subject the Acacia entities to corporate level tax on their effectively connected U.S. trade or business income. If this were to occur, then the Acacia entities would generally only be able to contribute net after-tax earnings to REIT dividend distributions.

Failure to qualify

The JOBS Act of 2004 added and modified several provisions in the Code that would allow us to cure good faith or de minimis violations of the requirements for maintaining REIT status. In addition to those provisions already described, beginning in 2005, we can also cure REIT qualification failures if we establish that such failure was due to reasonable cause and not willful neglect and we pay a penalty of $50,000 for each such failure. However, if we fail any of the REIT qualification tests described previously in any tax year and the cure provisions provided by the Code do not apply, the REIT would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at the regular corporate income tax rates. Distributions to stockholders in any year in which we fail to qualify as a REIT would not be deductible by us, nor would distributions generally be required to be made under the Code. Further, unless entitled to relief under certain other provisions of the Code, we would also be disqualified from re-electing REIT status for the four tax years following the year in which it became disqualified.

Tax treatment generally of U.S. persons investing in our common stock

The discussion under this heading only applies to stockholders that are “U.S. persons.” A U.S. person is a person who is:

•	A citizen or resident of the United States;
•	A corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or any political subdivision thereof;
•	An estate whose income is includible in gross income for federal income tax purposes regardless of its source; or

•	A trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 26, 1996, was treated as a domestic trust before such date, and has made an election to continue to be treated as a U.S. person.

Unless you are a tax-exempt entity, for any tax year in which we are treated as a REIT for federal income tax purposes, distributions (including constructive or in-kind distributions) made to you (and not designated as capital gain dividends) will generally be subject to tax as ordinary income to the extent of the REIT's current and accumulated earnings and profits as determined for federal income tax purposes. If the amount distributed exceeds your allocable share of such earnings and profits, the excess will be treated as a return of capital to the extent of your tax basis in the common stock, which will not be subject to tax, and thereafter as a taxable gain from the sale or exchange of a capital asset.

Distributions designated by us as capital gain dividends will generally be subject to tax as long-term capital gain to you, to the extent that the distribution does not exceed the REIT's actual net capital gain for the tax year. Alternatively, we can also elect by written notice to our stockholders to designate a portion of the REIT's net capital gain income as being retained and pay directly the tax on such net capital gains. In that instance, generally if you are required to include the deemed capital gains dividend in income, you will be entitled to claim a credit or refund on your tax return for the tax paid by the REIT with respect to such deemed dividend, and you will be entitled to increase your tax basis in our shares by an amount equal to the excess of the deemed capital gain dividend over the tax you are deemed to have paid.

Distributions by us, whether characterized as ordinary income or as capital gain, are not eligible for the corporate dividends received deduction that exists under current law. Furthermore, distributions by us characterized as ordinary income generally will not be subject to the reduced 15% and 5% tax rates otherwise effective for certain types of dividends as of January 1, 2003. However, dividend distributions by us characterized as capital gain distributions recognized subsequent to May 5, 2003, will be subject to the reduced 5% and 15% tax rates made effective by the Jobs and Growth Tax Relief Reconciliation Act of 2003.

In the event that we realize a loss for the tax year, you will not be permitted to deduct any share of that loss. Further, if we (or a portion of our assets) were to be treated as a taxable mortgage pool, or if we were to hold residual interests in real estate mortgage investment conduits, or REMICs, any “excess inclusion” income derived therefrom and allocated to you would not be allowed to be offset by any net operating losses.

Dividends declared during the last quarter of a tax year and actually paid during January of the following tax year are generally treated as if received on December 31 of the tax year in which they are declared and not on the date actually received. In addition, we may elect to treat certain other dividends distributed after the close of the tax year as having been paid during such tax year, but you will be treated as having received such dividend in the tax year in which the distribution is made.

Generally, a dividend distribution of earnings from a REIT is considered for estimated tax purposes only when the dividend is made. However, any person owning at least 10% of the vote or value of a closely-held REIT must accelerate recognition of year-end dividends received from the REIT in computing estimated tax payments. We are not currently, and do not expect to be, a closely-held REIT.

Upon a sale or other disposition of the common stock, you would generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and your tax basis in such stock, which gain or loss generally will be long-term if the stock was held for more than twelve months. Any loss on the sale or exchange of common stock held by you for six months or less will generally be treated as a long-term capital loss to the extent of any designated capital gain dividends received by you. If common stock is sold after a record date but before a payment date for declared dividends on such stock, you will nonetheless be required to include such dividend in income in accordance with the rules above for distributions, whether or not such dividend is required to be paid over to the purchaser.

If we make a distribution of stockholder rights with respect to its common stock, such distribution generally will not be treated as taxable when made. However, if the fair market value of the rights on the date of issuance is 15% or more of the value of the common stock, or if you so elect regardless of the value of the rights, you must make an allocation of its existing tax basis between the rights and the common stock based on their relative value on the date of the issuance of the rights. On the exercise of the rights, you will generally not recognize gain or loss. Your tax basis in the shares received from the exercise of the rights will be the amount paid for the shares plus the basis, if any, of the rights exercised. Distribution of stockholder rights with respect to other classes of securities holders generally would be taxable based on the value of the rights on the date of distribution.

We are required under Treasury Department regulations to demand annual written statements from the record holders of designated percentages of our stock disclosing the actual and constructive ownership of such stock and to maintain permanent records showing the information we have received as to the actual and constructive ownership of such stock and a list of those persons failing or refusing to comply with such demand.

In any year in which we do not qualify as a REIT, distributions made to you would be taxable in the same manner discussed above, except that no distributions could be designated as capital gain dividends, distributions would be eligible for the corporate dividends received deduction and may be eligible for the reduced tax rates on dividends (if paid out of previously-taxed earnings), the excess inclusion income rules would not apply, and you would not receive any share of our tax preference items. In such event, however, we would be subject to potentially substantial federal income tax liability, and the amount of earnings and cash available for distribution to you could be significantly reduced or eliminated.

Information reporting and backup withholding with respect to our common stock

We will report to our U.S. stockholders and the IRS the amount of distributions paid or deemed paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to distributions paid (at the rate generally equal to the fourth lowest rate of federal income tax then in effect (currently 28%)) unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact; or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of dividends and capital gain distributions to any stockholders that do not certify under penalties of perjury their non-foreign status to us.

Tax treatment generally of tax-exempt entities investing in our common stock

The discussion under this heading only applies to you if you are a tax-exempt entity. Subject to the discussion below regarding a “pension-held REIT,” a tax-exempt stockholder is generally not subject to tax on distributions from us or gain realized on the sale of the common stock or preferred stock, provided that:

•	you do not incur indebtedness to purchase or hold our common stock or preferred stock;
•	your shares are not otherwise used in an unrelated trade or business; and
•	we do not distribute dividends to you that are treated as “excess inclusion” income as defined under the Code.

It should be emphasized that if the REIT were to hold a residual interest in a REMIC, or if a pool of the REIT's assets were to be treated as a “taxable mortgage pool,” a portion of the dividends paid to a tax-exempt stockholder may be subject to tax as “unrelated business taxable income” or UBTI. Although we do not intend to acquire such residual interests at the REIT or believe that we, or any portion of our assets, will be treated as a taxable mortgage pool, no assurance can be given that the IRS might not successfully maintain that such a taxable mortgage pool exists.

If a qualified pension trust (i.e., any pension or other retirement trust that qualifies under Section 401(a) of the Code) holds more than 10% by value of the interests in a “pension-held REIT” at any time during a tax year, a substantial portion of the dividends paid to the qualified pension trust by such REIT may constitute UBTI. For these purposes, a “pension-held REIT” is a REIT (i) that would not have qualified as a REIT but for the provisions of the Code which look through qualified pension trust stockholders in determining ownership of stock of the REIT and (ii) in which at least one qualified pension trust holds more than 25% by value of the equity interest of such REIT or one or more qualified pension trusts (each owning more than a 10% interest by value in the REIT) hold in the aggregate more than 50% by value of the equity interests in such REIT. Assuming compliance with the ownership limit provisions in our charter, it is unlikely that pension plans will accumulate sufficient stock to cause us to be treated as a pension-held REIT.

Distributions to certain types of tax-exempt stockholders exempt from federal income taxation under Sections 501 (c)(7), (c)(9), (c)(17), and (c)(20) of the Code may also constitute UBTI, and such prospective investors should consult their tax advisors concerning the applicable “set aside” and reserve requirements.

U.S. tax treatment generally of foreign persons investing in our common stock

The discussion under this heading only applies to you if you are not a “U.S. person” as defined above under “Tax treatment generally of U.S. persons investing in our common stock” (hereinafter, a “foreign shareholder”).

This discussion provides only a brief summary of certain United States federal tax consequences that apply to you, but does not consider any specific facts or circumstances that may apply to you and your particular situation. Therefore, we urge you to consult your tax advisor regarding the U.S. federal income tax consequences of acquiring, holding, and disposing of our stock, or any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

Distributions paid by us out of our earnings and profits, as determined for United States federal income tax purposes, to a foreign shareholder will generally be subject to withholding of United States federal income tax at the rate of 30%, unless reduced or eliminated by an applicable tax treaty or unless such dividends are treated as effectively connected with a United States trade or business. Distributions paid by us in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the holder's adjusted basis in his shares, and thereafter as gain from the sale or exchange of a capital asset as described below. If it cannot be determined at the time a distribution is made whether such distribution will exceed our earnings and profits, the distribution will be subject to withholding at the same rate as dividends. Amounts so withheld, however, will be refundable or creditable against the foreign shareholder's United States federal tax liability if it is subsequently determined that such distribution was, in fact, in excess of our earnings and profits. If the receipt of the dividend is treated as being effectively connected with the conduct of a trade or business within the United States by a foreign shareholder, the dividend received by such holder will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, to the branch profits tax).

For tax years prior to 2005, certain capital gains distributions by a REIT to a foreign shareholder that are attributable to gain from the sales or exchanges by us of “United States real property interests” will be treated as if such gain were effectively connected with a United States business and will thus be subject to tax at the normal capital gain rates applicable to United States stockholders (subject to applicable alternative minimum tax) under the provisions of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to a treaty exemption. We are required to withhold 35% of any distribution that could be designated by us as a capital gains dividend. This amount may be credited against the foreign shareholder's FIRPTA tax liability. Effective for tax years beginning in 2005, FIRPTA does not apply to REIT capital gain distributions (so long as they are made with respect to a class of REIT stock that is regularly traded on an established securities market in the United States) to a foreign investor that does not own more than 5% of the REIT's stock during the taxable year in which such distribution is received. Such distributions are instead treated by the investor as a regular, rather than capital gain, dividends. It should also be noted that mortgage loans without substantial equity or with shared appreciation features generally would not be classified as “United States real property interests.”

A foreign shareholder will generally not be subject to United States federal income tax on gain recognized on a sale or other disposition of its shares of either common or preferred stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the foreign shareholder, (ii) in the case of a foreign shareholder who is a nonresident alien individual and holds such shares as a capital asset, such holder is present in the United States for 183 or more days in the tax year and certain other requirements are met, or (iii) the foreign shareholder is subject to tax under the FIRPTA rules because we are not domestically controlled. Gain that is effectively connected with the conduct of a business in the United States by a foreign shareholder will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, to the branch profits tax) but will not be subject to withholding. foreign shareholders should consult applicable treaties, which may provide for different rules.

Gain recognized by a foreign shareholder upon a sale of either common stock or preferred stock will generally not be subject to tax under FIRPTA if we are a “domestically-controlled REIT,” which is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of its shares were held directly or indirectly by non-United States persons. Because only a minority of our stockholders are believed to be foreign shareholders, we anticipate that we will qualify as a “domestically-controlled REIT.” Accordingly, a foreign shareholder should not be subject to United States federal income tax from gains recognized upon disposition of its shares.

State, local and foreign tax consequences

State, local and foreign income tax laws may differ substantially from the corresponding federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or foreign jurisdiction. Consequently, we urge you to consult your tax advisor regarding the effect of state, local and/or foreign tax laws with respect to our treatment as a REIT and an investment in Redwood Trust.

Plan of distribution

We may sell the securities offered pursuant to any applicable prospectus supplement, directly to one or more purchasers or though dealers, agents, or underwriters. We may sell the securities offered pursuant to any applicable prospectus supplement in at-the-market equity offerings or on a negotiated or competitive bid basis through underwriters or dealers or directly to other purchasers or through agents. We will name any underwriter, dealer, or agent involved in the offer and sale of the securities in the applicable prospectus supplement. We reserve the right to sell the securities directly to investors on our own behalf in those jurisdictions where and in such manner as we are authorized to do so.

We may distribute the securities from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;
•	at market prices prevailing at the time of sale;
•	at prices related to prevailing market prices; or
•	at negotiated prices.

We may also, from time to time, authorize underwriters, dealers, or other persons, acting as our agents, to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of the securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

We will describe in the applicable prospectus supplement any underwriting compensation we pay to underwriters or agents in connection with the offering of the securities, and any discounts, concessions, or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements with any underwriters, dealers, and agents which may entitle them to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, and to reimbursement for certain expenses. We will describe any indemnification agreements in the applicable prospectus supplement.

Unless we specify otherwise in the applicable prospectus supplement, any securities issued hereunder other than shares of our common stock will be a new issue with no established trading market. If we sell any shares of our common stock pursuant to a prospectus supplement, such shares will be listed on the New York Stock Exchange, subject to official notice of issuance. We may elect to list any of the securities issued hereunder on any exchange, but we are not obligated to do so. It is possible that one or more underwriters or agents may make a market in the securities issued hereunder, including our common stock, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, we cannot assure you as to the liquidity of the trading market for the securities.

If indicated in the applicable prospectus supplement, we may authorize underwriters, dealers, or other persons acting as our agents to solicit offers by certain institutions or other suitable persons to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. We may make delayed delivery with various institutions, including commercial and savings banks, insurance companies, pension funds, investment companies, and educational and charitable institutions. Delayed delivery contracts will be subject to the condition that the purchase of the securities covered by the delayed delivery contracts will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the purchaser is subject. The underwriters and agents will not have any responsibility with respect to the validity or performance of these contracts.

To facilitate an offering of the securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involves the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover the over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

Certain of the underwriters, dealers, or agents and their respective associates may be customers of, and/or engage in transactions with, and perform services for us in the ordinary course of business.

Legal matters

The validity of the securities will be passed upon for us by Venable LLP, Baltimore, Maryland. Certain tax matters will be passed upon for us by Chapman and Cutler LLP, San Francisco, California.

Experts

The consolidated financial statements as of and for the years ended December 31, 2006 and 2005 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the reports of Grant Thornton LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements as of and for the year ended December 31, 2004 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31,

2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Incorporation of certain information by reference

The SEC allows us to “incorporate by reference” the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2006;
•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007, and September 30, 2007;
•	Current Report on Form 8-K filed on May 23, 2007 and November 14, 2007;
•	Proxy Statement with respect to the 2007 Annual Meeting of Stockholders filed on April 10, 2007;
•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on January 7, 1998; and
•	All documents filed by Redwood Trust, Inc. with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, after the date of this prospectus and prior to the termination of the offering (but excluding any documents or portions of documents which are deemed “furnished” and not filed with the SEC).

This prospectus is part of a registration statement on Form S-3 we have filed with the SEC under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC’s Public Reference Room or on our website at http://www.redwoodtrust.com. Information contained on our website is not and should not be deemed a part of this prospectus or any other report or filing filed with the SEC. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to:

Redwood Trust, Inc.
Attn: Investor Relations
One Belvedere Place, Suite 300
Mill Valley, CA 94941
(415) 389-7373

Where you can find more information

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our filings with the SEC are also available to the public at the SEC’s website at http://www.sec.gov. You may also obtain copies of the documents at prescribed rates by writing to the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549. Certain of our filings with the SEC are available on our website at http://www.redwoodtrust.com. Information contained on our website is not and should not be deemed a part of this prospectus or any other report or filing filed with the SEC.

17,000,000 shares Common stock Prospectus
J.P. Morgan

Keefe, Bruyette & Woods

Fox-Pitt Kelton Cochran Caronia Waller	Jefferies & Company	JMP Securities

January   , 2009